      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                            SEATTLE FILMWORKS, INC.
             (Exact name of Registrant as specified in its charter)

         WASHINGTON                 91-0964899
(State or other jurisdiction     (I.R.S. Employer
             of               Identification Number)
      incorporation or
       organization)

                             1260 16TH AVENUE WEST
                           SEATTLE, WASHINGTON 98119
                                 (206) 281-1390
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                    CASE H. KUEHN, VICE PRESIDENT--FINANCE,
                     CHIEF FINANCIAL OFFICER AND TREASURER
                            SEATTLE FILMWORKS, INC.
                             1260 16TH AVENUE WEST
                           SEATTLE, WASHINGTON 98119
                                 (206) 281-1390
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

         Thomas S. Hodge                     Scott L. Gelband                  Stewart M. Landefeld
         Laura A. Bertin                  Bogle & Gates P.L.L.C.                 Craig E. Sherman
Heller, Ehrman, White & McAuliffe            Two Union Square                      Perkins Coie
       6100 Columbia Center                  601 Union Street                   1201 Third Avenue
         701 Fifth Avenue               Seattle, Washington 98101                   40th Floor
  Seattle, Washington 98104-7098              (206) 682-5151              Seattle, Washington 98101-3099
          (206) 447-0900                                                          (206) 583-8888

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED         PROPOSED
                                                                   MAXIMUM          MAXIMUM
                                                               OFFERING PRICE      AGGREGATE        AMOUNT OF
              TITLE OF SHARES                  AMOUNT TO BE          PER           OFFERING       REGISTRATION
              TO BE REGISTERED                REGISTERED (1)      SHARE (2)        PRICE (2)           FEE
Common Stock, par value $.01 per share......     1,610,000         $17.50         $28,175,000        $9,716

(1) Includes 210,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on May 23, 1996.
                            ------------------------

    THE REGISTRANT HEREBY UNDERTAKES TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 31, 1996

PROSPECTUS

                                1,400,000 SHARES

                            [SEATTLE FILMWORKS LOGO]

                                  COMMON STOCK
                                   ---------

    All of the 1,400,000 shares of Common Stock of Seattle FilmWorks, Inc. (the "Company") being offered hereby are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

    The Common Stock of the Company is traded on the Nasdaq National Market ("Nasdaq") under the symbol "FOTO." On May 29, 1996, the last reported sale price of the Company's Common Stock on Nasdaq was $18.00 per share. See "Price Range of Common Stock."
                                 --------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.
                                 -------------
THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION  NOR  HAS THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
      PASSED   UPON   THE   ACCURACY  OR   ADEQUACY   OF   THIS  PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                           UNDERWRITING
                                                       PRICE TO           DISCOUNTS AND      PROCEEDS TO SELLING
                                                        PUBLIC            COMMISSIONS(1)       SHAREHOLDERS(2)
Per Share                                                 $                     $                     $
Total(3)                                                  $                     $                     $

(1)  For  information  regarding   indemnification  of  the  Underwriters,   see
    "Underwriting."

(2) Before deducting expenses estimated at $350,000, of which $175,000 are payable by the Selling Shareholders and $175,000 are payable by the Company.

(3) One of the Selling Shareholders has granted to the Underwriters a 30-day option to purchase up to 210,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions  and Proceeds  to Selling  Shareholders will  be $             ,
    $        and $         , respectively.
                               ------------------

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
           , 1996, at the office of Smith Barney Inc., 333 W. 34th Street, New York, New York 10001.
                                 --------------

SMITH BARNEY INC.                                              HAMBRECHT & QUIST

           , 1996

INSIDE    FRONT   COVER:  Seattle FilmWorks  Logo;  Six  Amateur  Photographs;  Six  Photographic  and
                          Graphic  Representations  of  Various  Promotional  Materials,  Services and
                          Products, including the  following captions: "2  Rolls of Film  Introductory
                          Offer";  "Pictures Plus-TM- Index";  "Pictures On Disk-TM-"; "PhotoWorks-TM-
                          Software";  "PhotoMail-TM-  Internet   Delivery:  Download  your   developed
                          pictures  directly from our photofinishing lab  via your on-line or Internet
                          Service"; "FilmWorksNet-TM-"; "Your  personal and private  home page on  the
                          Seattle FilmWorks Web site. Free for all Seattle FilmWorks customers."

INSIDE BACK COVER:        Seattle  FilmWorks Logo;  Seven Amateur  Photographs; Five  Photographic and
                          Graphic Representations  of  Various  Promotional  Materials,  Services  and
                          Products,  including  the following  captions: "Backprinting  and Referenced
                          Negatives"; "Slides  and  Prints  from  any  36mm  color  film";  "Professor
                          FilmWorks (206) 283-8949."

                                 [PHOTOGRAPHS]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO, APPEARING ELSEWHERE HEREIN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                  THE COMPANY

    Seattle FilmWorks, Inc. (the "Company" or "Seattle FilmWorks") is a leading direct-to-consumer marketer and provider of high-quality amateur photofinishing services and products. The Company offers an array of complementary services and products primarily on a mail-order basis under the brand name Seattle FilmWorks-Registered Trademark-. The Company has achieved 20 consecutive quarters of growth in net revenues and net income compared to the corresponding quarter of the prior fiscal year. From fiscal 1991 to fiscal 1995, net revenues and net income per share increased at a 14% and 26% compound annual growth rate, respectively.

    Since 1978, the Company has been an industry leader in the introduction of value-added photo-related services and products. The Company offers prints, slides and digital images, all from the same roll of 35mm film. Seattle FilmWorks was among the first to provide express-mail delivery, cross-referenced data on prints and negatives, a composite photo index and a convenient reorder system. To a lesser extent, the Company provides photofinishing services, products and supplies on a wholesale basis.

    Since 1994, the Company has been a pioneer in providing digital-imaging technologies which enable photofinishing customers to creatively enhance and share personal photographs with friends, family and business associates. Products incorporating these technologies include (i) Pictures On Disk-TM-, a single floppy disk containing digital images from a roll of film; (ii) PhotoWorks-TM- software, which can be used to create digital photograph albums and screen savers; (iii) PhotoMail-TM-, a service which reduces turnaround time by privately delivering digital images to customers over the Internet; and (iv) most recently, FilmWorks Net-TM-, a free service which provides customers the ability to share pictures through the creation of a private photographic home page uploaded to the Seattle FilmWorks Web site (www.filmworks.com). The Company is currently developing additional digital-imaging and Internet-related services and products.

    The Company attributes its growth in photofinishing revenues in large part to its direct-marketing programs, which are primarily based on the customer acquisition technique of offering two rolls of film for $2.00 or less. Direct-marketing techniques enable the Company to target selected consumers, measure customer response and obtain direct customer feedback to changes in marketing strategies. Recently, the Company has targeted the growing population of personal computer users in connection with the introduction of digital-imaging services and products. The Company has developed comprehensive statistical models for the design and analysis of its direct-response marketing programs using proprietary customer data compiled over 15 years.

    From fiscal 1991 to fiscal 1995, net revenues increased from $36.6 million to $62.2 million and net income increased from $2.4 million to $5.7 million, respectively. For the six months ended March 25, 1995 and March 30, 1996, net revenues increased from $24.6 million to $34.5 million and net income increased from $1.0 million to $1.5 million, respectively. Beginning in fiscal 1995, the Company shifted the focus of, and substantially expanded, its customer acquisition programs. Management believes that these steps are the primary reasons for the acceleration in growth of net revenues and net income during fiscal 1995 and the first six months of fiscal 1996.

    The Company's strategy for growth is to continue to leverage the strength of its services, products and marketing programs to acquire additional customers and increase the level of business with prospective and existing customers. In an effort to promote customer loyalty and increase consumer demand, the Company develops new services and products and continuously refines its marketing programs.

    The Company was incorporated in Washington State in June 1976. The Company's executive offices are located at 1260 16th Avenue West, Seattle, Washington 98119, and its telephone number is (206) 281-1390.

                                  THE OFFERING

Common Stock offered by the
 Selling Shareholders.............  1,400,000 shares
Common Stock to be outstanding
 after this offering (1)..........  10,814,738 shares
Use of proceeds...................  The Company will  not receive any  of the proceeds  from the sale of Common Stock offered hereby.
Nasdaq National Market symbol.....  FOTO

                         SUMMARY FINANCIAL INFORMATION
          (IN THOUSANDS, EXCEPT PERCENTAGE, PER SHARE AND SHARE DATA)

                                                   FISCAL YEAR ENDED (2)
                              ---------------------------------------------------------------
                               SEPT. 28,    SEPT. 26,    SEPT. 25,    SEPT. 24,    SEPT. 30,
                                 1991         1992         1993         1994         1995
                              -----------  -----------  -----------  -----------  -----------
                                                                                                    SIX MONTHS ENDED
                                                                                               --------------------------
                                                                                                MARCH 25,     MARCH 30,
                                                                                                   1995          1996
                                                                                               ------------  ------------
                                                                                               (UNAUDITED)   (UNAUDITED)
STATEMENTS OF INCOME:
  Net revenues..............    $  36,645    $  38,442    $  42,728    $  49,753    $  62,185    $  24,563     $  34,510
  Gross profit..............       15,083       15,694       17,269       18,907       24,057        8,742        13,603
  Operating expenses........       11,666       11,660       12,284       12,709       15,729        7,363        11,537
  Income from operations....        3,417        4,034        4,985        6,198        8,328        1,379         2,066
  Net income................        2,373        2,905        3,570        4,438        5,682          994         1,454
  Net income per share......    $    0.19    $    0.24    $    0.29    $    0.36    $    0.48    $    0.09     $    0.12
  Fully diluted weighted
   average shares
   outstanding (3)..........   12,180,794   12,266,046   12,358,157   12,394,677   11,731,761    11,555,702    11,844,024
  Net income as a percentage
   of net revenues..........         6.5%         7.6%         8.4%         8.9%         9.1%         4.0%          4.2%
  Net income per share
   growth rate over prior
   period...................        18.8%(4)       26.3%       20.8%       24.1%        33.3%        28.6% (4)       33.3%

                                                                                                         MARCH 30,
                                                                                                           1996
                                                                                                        -----------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital.....................................................................................   $   7,607
  Cash (5)............................................................................................       7,114
  Capitalized customer acquisition expenditures.......................................................       9,645
  Total assets........................................................................................      31,492
  Long-term debt......................................................................................           0
  Shareholders' equity................................................................................      19,639

- ------------------------------

(1) Does not include 1,697,947 shares of Common Stock reserved for issuance upon exercise of options under the Company's stock option plans, of which options to purchase 1,319,185 shares had been granted as of April 30, 1996 at a weighted average exercise price of $3.89 per share.

(2) Fiscal 1991, 1992, 1993 and 1994 were 52-week periods; fiscal 1995 was a 53-week period.

(3) Common share equivalents included in the computation of share amounts represent shares issuable upon exercise of stock options using the treasury stock method.

(4) As compared to the prior fiscal year or corresponding period in the prior fiscal year.

(5) Includes cash, cash equivalents and securities available for sale.

                         ------------------------------

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY OR INDUSTRY TRENDS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD- LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN. THE COMPANY'S FISCAL YEAR ENDS ON THE LAST SATURDAY IN SEPTEMBER. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND REFLECTS A 3-FOR-2 STOCK SPLIT EFFECTIVE MARCH 15, 1996, A 3-FOR-2 STOCK SPLIT EFFECTIVE MARCH 15, 1995, A 2-FOR-1 STOCK SPLIT EFFECTIVE MARCH 16, 1994 AND A 3-FOR-2 STOCK SPLIT EFFECTIVE FEBRUARY 26, 1993.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OFFERED HEREBY.

ABILITY TO SUSTAIN AND MANAGE GROWTH

    The Company has experienced significant growth in revenues and profitability in recent periods. This growth has occurred despite little or no growth in the U.S. photofinishing industry in the 1990s and an actual decline in the number of rolls processed by the mail-order film processing portion of the domestic photofinishing market during the same period. See "Business--Photofinishing Industry and Direct-Marketing Overview." The continued growth of the Company's revenues and profitability is dependent in large part on its ability to acquire new customers at a reasonable cost. There can be no assurance that the Company will continue to grow or to effectively manage its growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The Company may, when and if the opportunity arises, acquire other businesses involved in activities or having service and product lines that are compatible with the Company's business, but the Company has no current understanding, agreement or arrangement to make any acquisitions. Acquisitions involve numerous risks, which could have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON DIRECT-MARKETING PROGRAMS; ACCOUNTING FOR CUSTOMER ACQUISITION

    Management believes that a large part of the Company's growth in photofinishing revenues is attributable to its direct-marketing programs, which are primarily based on its customer acquisition technique of offering two rolls of film for $2.00 or less. The Company devotes substantial resources to and regularly tests new and modified direct-marketing programs in an effort to improve the efficiency of its customer acquisition and retention efforts. There can be no assurance that the Company's customer acquisition and retention efforts will continue to be effective. A decline in the effectiveness of these efforts or a failure to compete effectively against new or existing competitors which use direct-marketing techniques could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Marketing and Customer Acquisition" and "--Competition."

    The direct costs of customer acquisition programs, primarily the cost of film, postage and printed materials for the Company's free or low-cost film offers sent to prospective and existing customers, but excluding advertising costs, are deferred and amortized over a period of up to three years as part of customer acquisition costs. The Company establishes amortization rates for these capitalized assets based on estimates of the timing of future roll processing volumes per customer. Rates of amortization are compared from time to time with the actual timing of roll processing volumes in order to assess whether the amortization rates appropriately match the direct costs of customer acquisition with the related revenues. If the Company were to experience a material change in the timing of roll processing volumes, it could be required to accelerate the rate of amortization of capitalized customer acquisition expenditures, which could have a material adverse effect on the Company's business, financial condition and operating results. Moreover, if the Company were to experience a significant decline in the amount of revenues from its customers without an offsetting decrease in direct customer acquisition costs, the Company may not be allowed to capitalize customer acquisition costs under generally accepted accounting principles, which could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RAPID TECHNOLOGICAL CHANGE

    The photography industry is characterized by evolving technology and changing services and products. The introduction of photographic services and products embodying new technologies could render existing services and products obsolete. The Company's future success will depend in part on its ability to adapt to new technologies and develop new or modify existing services and products to satisfy evolving consumer needs. For example, the commercialization of filmless digital imaging technologies, including mass-market filmless digital cameras, may have a negative impact on companies such as Seattle FilmWorks, which process traditional film-based images and slides. The development of these or other new technologies, or any failure by the Company to anticipate or successfully respond to such developments, could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Competition."

FLUCTUATIONS IN QUARTERLY RESULTS AND SEASONALITY

    The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future as a result of a variety of factors, including changes in the mix of sales, intensity of promotional activities, price increases by suppliers, introductions of new products, research and development requirements, actions by competitors, foreign currency exchange rates, conditions in the direct-to-consumer market and the photofinishing industry in general, national and global economic conditions and other factors. Moreover, demand for the Company's photo-related services and products is highly seasonal, with the highest volume of photofinishing activity occurring during the summer months. As a result, the Company's operating results for any period are not necessarily indicative of results for any future period. Due to the foregoing factors, the Company's operating results in a future period may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

    The market for consumer photofinishing services is characterized by intense competition among a number of firms competing in a segment in which average revenue per roll processed declined during the 1990s, according to photofinishing industry data. Many of the Company's competitors have substantially greater financial, technical and other resources than the Company. The Company faces competition in the consumer photofinishing market from other direct marketers and from competitors in other distribution channels, including much larger companies which provide photofinishing services on a wholesale basis to independent retail outlets and, in some cases, through multiple retail outlets owned by the photofinisher, many of which provide photofinishing service within hours. There are no significant proprietary or other barriers to entry into the photofinishing industry. The Company has sought to differentiate its photofinishing services by offering a number of value-added services and products and emphasizing quality and convenience rather than seeking to be a low-price or rapid turnaround provider. Although management believes the Company is a leader in developing and marketing innovative photo-related services and products, competitors can and do provide similar services and products. There can be no assurance the Company will continue to compete effectively through development of innovative services and products or to respond appropriately to industry trends or to activities of competitors. In addition, the wholesale distribution market for rolled film and photofinishing supplies is highly competitive and is dominated by suppliers which manufacture what they sell and may, therefore, potentially have lower costs of goods for these items than the Company. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results. See "Business-- Competition."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends in large part on the abilities and continued service of its executive officers and other key employees, in particular Gary R. Christophersen, the Company's President and Chief Executive Officer. These individuals, including Mr. Christophersen, are not subject to employment agreements that would prevent them from leaving the Company. There can be no assurance that the Company will be able to retain the services of such executive officers and other key employees. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and operating results. See "Management."

DEPENDENCE ON THE INTERNET AND POTENTIAL LIABILITY FOR CONTENT

    In October 1995, the Company introduced the private delivery of digital photographs from its laboratory directly to customers over the Internet through its PhotoMail-Registered Trademark- delivery service. More recently, the Company announced FilmWorksNet-TM-, a free service to its customers through which the customer can create and upload a private personal photographic home page to the Seattle FilmWorks Web site for viewing by friends, family and business associates to whom the customer gives a guest password. Although the Company provides its services and products through multiple distribution channels, the Company's success may depend in part on the continued expansion of the Internet and its network infrastructure. Rapid growth in interest in and use of the Internet is a recent phenomenon, and there can be no assurance that the Company's Internet-related services will prove to be a competitive advantage. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may affect both the growth of Internet use and the Company's financial results. The law relating to the liability of on-line services companies, Internet access and/or content providers, Web hosts and electronic publishers for information carried on or disseminated through their systems for, among other things, infringement of copyrighted material or trademarks, violations of personal rights of privacy and publicity and dissemination of material legally judged to be obscene, indecent or defamatory, is currently unclear. Such claims have been brought, and sometimes successfully asserted, against on-line services, including cases against Prodigy and NETCOM. In addition, the recently passed Telecommunications Act of 1996 imposes, in some circumstances, liability for or prohibits the transmission over the Internet of certain types of information and content. This or other legislation could result in significant potential liability to the Company, as well as additional costs and technological challenges in complying with mandatory requirements. From time to time, the Company has assisted authorities in the discovery and prosecution of child pornography. However, the Company does not assume responsibility to edit the content of its customers' photographs, slides, digital images or personal home pages unless responding to a specific complaint. The potential liability for content made available over the Internet through its Web site could require the Company to implement additional measures to reduce its exposure to such liability, which may require it to incur significant expense or to discontinue certain service or product offerings. While the Company carries general liability insurance, such insurance may not cover potential claims of this type or may not be adequate to compensate the Company for any liability that may be imposed for information carried on or disseminated through its systems. Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on the
Company's business, financial condition and operating results. See "Business--Governmental Regulation."

RELIANCE ON KEY VENDOR AND SUPPLIER RELATIONSHIPS; FOREIGN SOURCING

    The Company obtains its conventional 35mm film from a few large manufacturers of photographic film, including Agfa Corporation ("Agfa") and 3M, Inc., its supply of Eastman motion picture film as surplus from motion picture studios and television production companies and its photographic paper and chemicals from a single supplier, Agfa. In addition, the individual cassettes into which the Company spools 35mm film for still cameras are manufactured for the Company by foreign sources, principally in China and South Korea. As there are relatively few suppliers of film, photographic paper and chemicals, the elimination of any one supplier could cause a material disruption within the industry and could have a material adverse effect on the Company's business, financial condition and operating results. Other than an agreement with Agfa which is subject to possible termination beginning in September 1996, the Company has no long-term purchase contracts or other contractual assurance of continued supply, pricing or access to film, paper, chemicals or cassettes. Although the Company has experienced limited delays in the delivery of certain supplies in the past, such delays have not had a significant impact on the Company's operations. While management believes that alternate sources of film, paper, chemicals and cassettes are available, there can be no assurance that the Company will be able to continue to acquire its requirements for these supplies in sufficient quantities or on terms as favorable to the Company as those currently available to it. Also, conversion to an alternate supplier may cause delays, reduced quality or other problems. The Company's operations may be adversely affected by political instability resulting in the disruption of trade with foreign countries in which the Company's contractors and suppliers are located and existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States. Moreover, sales of the Company's services and products on a direct-to-consumer mail-order basis are largely dependent on the U.S. Postal Service for receipt of orders and delivery of processed film or other products. Any significant changes in the operations of or prices charged by the U.S. Postal Service or extended interruptions in postal deliveries could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Operations" and "--Suppliers."

DEPENDENCE ON PRODUCTION CAPABILITIES, STATISTICAL MODELS AND MANAGEMENT INFORMATION SYSTEMS

    The Company depends on its management information systems to process orders, provide rapid response to customer inquiries, manage inventory and accounts receivable collections, purchase, sell and ship products efficiently and on a timely basis and maintain cost-efficient operations. The Company has recently replaced and upgraded a portion of its systems hardware. It is not uncommon for system defects, shutdowns, slowdowns or other problems to occur in connection with conversion to new data-processing equipment. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, including in connection with the hardware upgrade, there can be no assurance that the Company will not experience systems failures or interruptions, which could have a material adverse effect on its business, financial condition and operating results. See "Business--Management Information Systems." The Company also depends on statistical models developed to measure the effectiveness of its marketing programs and on its employees who are knowledgeable about such models. In addition, the Company continually faces risks regarding the availability and cost of labor, the potential need for additional capital equipment, plant and equipment obsolescence, quality control, excess or insufficient capacity and disruption in the Company's operations. The loss of employees knowledgeable about the Company's statistical models or a disruption in the Company's photofinishing or direct-marketing operations could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Operations" and "--Suppliers."

GOVERNMENTAL REGULATION

    The Company's direct-mail operations are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various state, local and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. From time to time the Company has modified its methods of doing business and its marketing operations in response to inquiries and requests from regulatory authorities. To date, such changes have not had an adverse effect on the Company's business. There can be no assurance, however, that future regulatory requirements or actions will not have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Governmental Regulation."

POTENTIAL ADVERSE IMPACT OF ENVIRONMENTAL REGULATIONS

    The Company's photofinishing operations involve the use of several chemicals which are subject to federal, state and local governmental regulations relating to the storage, use, handling and disposal of such chemicals. The Company actively monitors its compliance with applicable regulations and works with regulatory authorities to ensure compliance. However, there can be no assurance that changes in environmental regulations or in the kinds of chemicals used by the Company will not impose the need for additional capital equipment or other requirements. Any failure by the Company to control the use of, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject it to substantial liability or could cause its operations to be suspended. Such liability or suspension of operations could have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Environmental Compliance."

STATE SALES TAX

    Many states impose taxes on the sale or use of products and the sale of certain services within the taxing state's borders. To the extent a seller of taxable products or services is subject to the jurisdiction of a taxing state, the state may impose a sales tax directly on the seller or may impose a duty on the seller to collect a sales or use tax from the seller's customers. A seller is generally considered subject to the jurisdiction of a taxing state for sales or use tax purposes when the seller has an in-state presence that is beyond de minimis. An in-state presence can include solicitation of orders for sales in the taxing state either in-person or through an employee or other agent. The Company currently collects and pays sales tax only with respect to shipments to the state of Washington. The Company has structured its operations in a manner designed to minimize the likelihood that it has more than a de minimis physical presence in any state other than Washington. However, if a state taxing authority determines that the Company has established more than a de minimis physical presence in that particular state, the Company could be obligated to collect a sales or use tax (or pay a sales tax in states that impose a tax on the seller) on some sales of its services and products. Should the Company be found liable by a state taxing authority for unpaid historic sales and use taxes, such liabilities could have a material adverse effect on the Company's business, financial condition and operating results. From time to time, legislation has been introduced in the U.S. Congress that, if enacted into law, would impose a state sales or use tax collection obligation on out-of-state mail-order companies such as the Company. Enactment of any such legislation could have a material adverse effect on the Company's business, financial condition and operating results.

INTELLECTUAL PROPERTY

    The Company considers a large portion of its PhotoWorks-TM- software, its process for production of Pictures On Disk-TM- and certain other processes to be proprietary. The Company has not filed any patents or patent applications, in part to avoid disclosure of its competitive strengths. Moreover, the Company's PhotoWorks-TM- Plus product is shipped in sealed packages on which notices are prominently displayed informing the end-user that, by breaking the package seal, the end-user agrees to be bound by the license agreement contained in the package. The legal and practical enforceability and extent of liability for violations of license agreements that purport to become effective upon opening a sealed package are unclear. See "Business--Proprietary Technology."

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has been, and is likely to continue to be, volatile. There can be no assurance that the market price of the Common Stock will not fluctuate significantly from its current level. The market price of the Common Stock could be subject to significant fluctuations in response to a number of factors, such as actual or anticipated variations in the Company's quarterly operating results, the introduction of new services or products by the Company or its competitors, changes in other conditions or trends in the Company's industry, changes in governmental regulations, changes in securities analysts' estimates of the Company's, or its competitors' or industry's, future performance or general market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, stock markets have experienced extreme price and volume volatility in recent years, and this volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

ANTITAKEOVER CONSIDERATIONS

    The Company's Board of Directors has the authority, without shareholder approval, to issue up to 2,000,000 shares of Preferred Stock and to fix the rights and preferences thereof. This authority, together with certain provisions of the Company's Amended and Restated Articles of Incorporation and the Washington Business Corporation Act, may discourage takeover attempts or tender offers that could result in shareholders receiving a premium over the market price for the Common Stock or that shareholders may otherwise consider to be in their best interests.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on the Common Stock and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, for the development of its business. In addition, the Company is restricted under the covenants of a bank loan agreement from declaring any dividends on shares of its capital stock in excess of $4 million in any fiscal year, noncumulative from year to year, without the bank's prior consent.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is traded on Nasdaq under the symbol "FOTO." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on Nasdaq, as adjusted for stock splits.

                                                                                                 HIGH        LOW
                                                                                               ---------  ---------
Fiscal Year Ended September 24, 1994
  First Quarter..............................................................................  $    4.44  $    3.83
  Second Quarter.............................................................................       7.61       4.00
  Third Quarter..............................................................................       7.00       5.00
  Fourth Quarter.............................................................................       8.89       5.78
Fiscal Year Ended September 30, 1995
  First Quarter..............................................................................  $    8.56  $    6.56
  Second Quarter.............................................................................      10.22       7.28
  Third Quarter..............................................................................      11.83       8.33
  Fourth Quarter.............................................................................      15.83      11.17
Fiscal Year Ending September 28, 1996
  First Quarter..............................................................................  $   15.83  $   12.00
  Second Quarter.............................................................................      20.50      13.33
  Third Quarter (through May 29, 1996).......................................................      21.75      16.25

    On May 29, 1996, the last sale price reported on Nasdaq for the Common Stock was $18.00 per share. At April 30, 1996, the Common Stock was held by an estimated 5,400 shareholders, with 428 holders of record.

                            SELECTED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT PERCENTAGE, PER SHARE AND SHARE DATA)

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus. The selected financial data set forth below with respect to the Company's statements of income for the fiscal years ended September 30, 1995, September 24, 1994 and September 25, 1993, and the Company's balance sheets at September 30, 1995 and September 24, 1994, are derived from the audited financial statements of the Company included elsewhere in this Prospectus and should be read in conjunction with those financial statements and the notes thereto. The selected income statement data for the fiscal years ended September 26, 1992 and September 28, 1991 and the selected balance sheet data at September 25, 1993, September 26, 1992 and September 28, 1991 are derived from audited financial statements of the Company which are not included in this Prospectus. In addition, the selected financial data set forth below for each of the six months ended March 30, 1996 and March 25, 1995 have been derived from the unaudited financial statements of the Company. In the opinion of the Company's management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are of a normal recurring nature (except as described in the Notes thereto), necessary to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full year.

                                                       FISCAL YEAR ENDED(1)                               SIX MONTHS ENDED
                                ------------------------------------------------------------------    ------------------------
                                SEPT. 28,     SEPT. 26,     SEPT. 25,     SEPT. 24,     SEPT. 30,     MARCH 25,     MARCH 30,
                                   1991          1992          1993          1994          1995          1995          1996
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                                                                      (UNAUDITED)   (UNAUDITED)
STATEMENTS OF INCOME:
  Net revenues................  $   36,645    $   38,442    $   42,728    $   49,753    $   62,185    $   24,563    $   34,510
  Cost of goods and
   services...................      21,562        22,748        25,459        30,846        38,128        15,821        20,907
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
      Gross profit............      15,083        15,694        17,269        18,907        24,057         8,742        13,603
  Operating expenses:
    Customer acquisition
     costs....................       7,268         6,948         7,115         6,516         8,579         4,056         5,774
    Other selling expenses....       2,393         2,468         2,868         3,458         4,035         1,815         3,462
    Research and
     development (2)..........           0             0           285           459           458           211           521
    General and
     administrative...........       2,005         2,244         2,016         2,276         2,657         1,281         1,780
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
      Total operating
       expenses...............      11,666        11,660        12,284        12,709        15,729         7,363        11,537
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Income from operations......       3,417         4,034         4,985         6,198         8,328         1,379         2,066
  Total other income..........          24           140           290           187           252           118           160
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Income before income taxes..       3,441         4,174         5,275         6,385         8,580         1,497         2,226
  Provision for income
   taxes......................       1,068         1,269         1,705         1,947         2,898           503           772
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Net income..................  $    2,373    $    2,905    $    3,570    $    4,438    $    5,682    $      994    $    1,454
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Net income per share (3)....  $     0.19    $     0.24    $     0.29    $     0.36    $     0.48    $     0.09    $     0.12
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Fully diluted weighted
   average shares outstanding
   (3)........................  12,180,794    12,266,046    12,358,157    12,394,677    11,731,761    11,555,702    11,844,024
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Net income as a percentage
   of net revenues............        6.5%          7.6%          8.4%          8.9%          9.1%          4.0%          4.2%
  Net income per share growth
   rate over prior period.....       18.8%(4)      26.3%         20.8%         24.1%         33.3%         28.6%(4)      33.3%
BALANCE SHEET DATA:
  Working capital.............  $    1,947    $    4,343    $    7,410    $    3,874(5) $    8,491    $    3,947    $    7,607
  Cash (6)....................       3,103         6,337         9,257         4,041         9,905         3,299         7,114
  Capitalized customer
   acquisition expenditures...       3,283         3,349         3,832         4,458         7,356         4,945         9,645
  Total assets................      11,474        15,538        19,632        18,835(5)     28,244        19,504        31,492
  Long-term debt..............           0             0             0             0             0             0             0
  Shareholders' equity........       6,541         9,553        13,376        11,347(5)     17,932        12,523        19,639

- --------------------------
Footnotes on following page.

(1) Fiscal 1991, 1992, 1993 and 1994 were 52-week periods; fiscal 1995 was a 53-week period.

(2) Prior to fiscal 1993, research and development expenses, which primarily related to photofinishing and film-spooling equipment, were not material and, accordingly, were included in general and administrative expenses or cost of goods and services.

(3) All share and per share data reflect a 3-for-2 stock split effective March 15, 1996, a 3-for-2 stock split effective March 15, 1995, a 2-for-1 stock split effective March 16, 1994 and a 3-for-2 stock split effective February 26, 1993. Common share equivalents included in the computation of share amounts represent shares issuable upon exercise of stock options using the treasury stock method.

(4) As compared to the prior fiscal year or corresponding period in the prior fiscal year.

(5) Reflects the impact of repurchasing 1,125,000 shares of Common Stock for $6,643,000 during the fourth quarter of fiscal 1994.

(6) Includes cash, cash equivalents and securities available for sale.

                          FORWARD-LOOKING INFORMATION

    This Prospectus contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company or industry trends to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in "Risk Factors" and elsewhere in this Prospectus and in documents incorporated by reference herein.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Seattle FilmWorks, Inc. (the "Company") is a leading direct-to-consumer marketer and provider of high-quality amateur photofinishing services and products. The Company offers an array of complementary services and products primarily on a mail-order basis under the brand name Seattle FilmWorks-Registered Trademark-. The Company has experienced an increase in net revenues in each year since 1990. Management believes this growth is attributable principally to its direct-marketing programs, including the customer acquisition technique of offering two rolls of film for $2.00 or less (the "Introductory Offer"). The Introductory Offer has been nationally advertised in package inserts, newspaper supplements and magazines and through various other direct-response media.

    Beginning in fiscal 1995, the Company shifted the focus of, and substantially expanded, its customer acquisition programs. Management believes that these steps are the primary reasons for the acceleration in growth of net revenues and net income during fiscal 1995 and the first six months of fiscal 1996. In addition, management believes its core photofinishing business has benefitted from the introduction of new products, such as Pictures On Disk-TM- and PhotoWorks-TM-, in January 1994.

    Customer acquisition costs are comprised of the costs of generating a lead and the amortization of direct costs associated with the Company's promotional offers sent to prospective and existing customers. The costs of generating a lead include all direct-response media, advertising and other costs associated with developing target customer lists. These costs per lead have declined during each of the last three fiscal years. The direct costs of customer acquisition include film, postage and printed material costs associated with mailings to prospective and existing customers. These direct costs per recipient of the Introductory Offer have also declined during each of the last three fiscal years.

    The direct costs of customer acquisition are capitalized as an asset on the Company's balance sheet under "capitalized customer acquisition expenditures." Capitalized customer acquisition expenditures relating to prospective customers are amortized over three years, and capitalized customer acquisition expenditures relating to certain marketing activities to groups of existing customers are amortized over six months. These amortization rates are based on estimates of the timing of future roll processing volumes per customer. The proportion of capitalized customer acquisition expenditures to be amortized over three years relative to those to be amortized over six months will vary from period to period based on the timing and mix of promotional activities. Rates of amortization are compared from time to time with the actual timing of roll processing volumes in order to assess whether the amortization rates appropriately match the direct costs of customer acquisition with the related revenues. If the Company were to experience a material change in the timing of roll processing volumes, it could be required to accelerate the rate of amortization of capitalized customer acquisition expenditures, which could have a material adverse effect on the Company's business, financial condition and operating results.

    Customer acquisition costs as a percentage of net revenues were essentially flat in the first six months of fiscal 1996 as compared to the same period of fiscal 1995 and increased to 13.8% in fiscal

1995 as compared to 13.1% in fiscal 1994. However, customer acquisition costs as a percentage of net revenues has declined significantly from 19.8% in fiscal 1991 to 18.1% in fiscal 1992 and 16.6% in fiscal 1993. Management believes this trend toward decreasing customer acquisition costs as a percentage of net revenues is due primarily to more efficient customer acquisition programs. Future periods may reflect increased customer acquisition costs due to timing of the amortization of capitalized expenditures or the development and initiation of additional marketing programs. For tax purposes, customer acquisition expenditures are expensed as incurred, thereby reducing current federal income tax liabilities and increasing deferred federal income tax liabilities. See Note F of Notes to Financial Statements.

    Net income as a percentage of net revenues has improved from 6.5% in fiscal 1991 to 9.1% in fiscal 1995 primarily due to the relationship between changes in costs of goods sold and customer acquisition costs which in turn are primarily driven by changes in sales mix and the Company's customer acquisition strategy. Operating results will fluctuate in the future due to changes in the mix of sales, intensity of promotional activities, price increases by suppliers, introductions of new products, research and development requirements, actions by competitors, foreign currency exchange rates, conditions in the direct-to-consumer market and the photofinishing industry in general, national and global economic conditions and other factors.

    SEASONALITY. Demand for the Company's photo-related services and products is highly seasonal, with the highest volume of photofinishing activity occurring during the summer months. This seasonality, when combined with the general growth of the Company's photofinishing business, has produced greater photofinishing net revenues during the last half of the Company's fiscal year (April through September), with a peak occurring in the fourth fiscal quarter. Net income is affected by the seasonality of the Company's net revenues due to the fixed nature of a large portion of the Company's operating expenses, seasonal variation in sales mix and the Company's practice of relatively higher marketing program expenditures prior to the summer months.

RESULTS OF OPERATIONS

    The following table sets forth income statement data of the Company expressed as a percentage of net revenues for the periods indicated.

                                                        FISCAL YEAR ENDED                     SIX MONTHS ENDED
                                          ---------------------------------------------   -------------------------
                                          SEPTEMBER 25,   SEPTEMBER 24,   SEPTEMBER 30,    MARCH 25,     MARCH 30,
                                              1993            1994            1995           1995          1996
                                          -------------   -------------   -------------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
Net Revenues............................     100.0%          100.0%          100.0%          100.0%        100.0%
Cost of Goods and Services..............      59.6            62.0            61.3            64.4          60.6
                                             -----           -----           -----           -----         -----
    Gross Profit........................      40.4            38.0            38.7            35.6          39.4
Operating Expenses:
  Customer Acquisition Costs............      16.6            13.1            13.8            16.5          16.7
  Other Selling Expenses................       6.7             6.9             6.5             7.4          10.0
  Research and Development..............       0.7             0.9             0.7             0.9           1.5
  General and Administrative............       4.7             4.6             4.3             5.2           5.2
                                             -----           -----           -----           -----         -----
    Total Operating Expenses............      28.7            25.5            25.3            30.0          33.4
                                             -----           -----           -----           -----         -----
Income from Operations..................      11.7            12.5            13.4             5.6           6.0
Total Other Income......................       0.7             0.3             0.4             0.5           0.4
                                             -----           -----           -----           -----         -----
Income Before Income Taxes..............      12.4            12.8            13.8             6.1           6.4
Provision for Income Taxes..............       4.0             3.9             4.7             2.1           2.2
                                             -----           -----           -----           -----         -----
Net Income..............................       8.4%            8.9%            9.1%            4.0%          4.2%
                                             -----           -----           -----           -----         -----
                                             -----           -----           -----           -----         -----

    SIX MONTHS ENDED MARCH 30, 1996 COMPARED TO SIX MONTHS ENDED MARCH 25, 1995

    Net revenues for the six months ended March 30, 1996 increased 40.5% to $34,510,000 as compared to $24,563,000 for the same period of fiscal 1995. This increase was primarily due to expanded customer acquisition activities and marketing to existing customers during fiscal 1995 and the first six months of fiscal 1996, as described below, which have resulted in increased net revenues from photofinishing services and products. The quarter ended March 30, 1996 marks the fourth consecutive quarter of expanded customer acquisition efforts. Management also believes that its Seattle FilmWorks-Registered Trademark-branded business has benefitted from the Company's entry into the personal computer market with its PhotoWorks-TM- and Pictures On Disk-TM- products, which were introduced in January 1994.

    Gross profit for the first six months of fiscal 1996 increased to 39.4% of net revenues as compared to 35.6% for the same period of fiscal 1995 primarily due to a product mix containing a higher percentage of the Company's Seattle FilmWorks-Registered Trademark- branded products, which carry a higher gross profit margin than the Company's other services and products. Gross profit was also favorably impacted by the reversal of $227,000 of state tax reserves upon the resolution of uncertainties related to a recent tax examination. Cost of goods and services consist of labor, postage and supplies related to the Company's services and products.

    Total operating expenses for the first six months of fiscal 1996 increased to 33.4% of net revenues as compared to 30.0% for the same period of fiscal 1995. The increase in total operating expenses was primarily due to an increase in customer acquisition and other selling activities, which affect revenues in current and future periods. Effective as of the beginning of the second quarter of fiscal 1996, the Company reduced from twelve months to six months the amortization period for certain marketing activities to specific groups of existing customers. This change in accounting estimate resulted in incremental amortization of $414,000 of previously deferred customer acquisition costs. The Company capitalized $7,413,000 of customer acquisition expenditures for the first six months of fiscal 1996 as compared to $3,066,000 for the first six months of fiscal 1995. Capitalized customer acquisition expenditures as of March 30, 1996 increased to $9,645,000 as compared to $7,356,000 as of September 30, 1995.

    Other selling expenses for the first six months of fiscal 1996 increased to 10.0% of net revenues as compared to 7.4% of net revenues for the first six months of fiscal 1995. The increase in 1996 is primarily due to increased marketing activities associated with expanded promotional activities to new and existing customers as compared to the fiscal 1995 period. Other selling expenses include marketing costs associated with building brand awareness, testing new marketing strategies and marketing to existing customers, as well as certain costs associated with acquiring new customers. The increase in fiscal 1996 includes approximately $43,000 resulting from an increase in amortization of a noncompete agreement due to a change in the estimated life from ten years to five years and the accrual of $126,000 in expenses related to securing certain rights to the "PhotoWorks" mark claimed by a third party.

    Research and development expenses for the first six months of fiscal 1996 increased to $521,000 as compared to $211,000 for the first six months of fiscal 1995. This increase was primarily due to the Company's continued development of digital services and products. Research and development expenses consist primarily of costs incurred in researching new computerized digital imaging concepts, developing computer software products and creating equipment necessary to provide customers with new computer-related photographic services and products.

    General and administrative expenses increased $499,000 for the first six months of fiscal 1996 as compared to the same period of fiscal 1995 due to increased compensation expenses based on the Company's profitability and increased legal and accounting costs. General and administrative expenses remained at 5.2% of net revenues for the first six months of both fiscal 1996 and fiscal 1995. General and administrative expenses consist of costs related to computer operations, human resource functions, finance, accounting, investor relations and general corporate activities.

    Total other income increased to $160,000 for the first six months of fiscal 1996 as compared to $118,000 for the first six months of fiscal 1995. The increase was primarily due to interest income from short-term investments attributable to higher levels of cash generated by operations.

    The federal income tax rate for the first six months of fiscal 1996 as compared to the first six months of fiscal 1995 increased to 34.7% from 33.6%. The increase in the effective tax rate is due primarily to an increase in the marginal federal corporate tax rate due to expected income levels.

    Net income for the first six months of fiscal 1996 was $1,454,000, or $0.12 per share, as compared to $994,000, or $0.09 per share, for the same period in fiscal 1995. The increase in net income in the 1996 period as compared to the 1995 period is primarily attributable to the increase in net revenues and gross profit and is partially offset by the increase in operating expenses.

    FISCAL YEARS ENDED SEPTEMBER 30, 1995, SEPTEMBER 24, 1994 AND SEPTEMBER 25, 1993

    Net revenues increased 25.0% to $62,185,000 in fiscal 1995 from $49,753,000 in fiscal 1994. Net revenues in fiscal 1994 increased 16.4% to $49,753,000 from $42,728,000 in fiscal 1993. The increases were primarily due to expanded investment in customer acquisition and other selling activities during fiscal 1995, fiscal 1994 and fiscal 1993, which increased the number of new customers and photofinishing orders processed in fiscal 1995 and fiscal 1994. In addition, increased distribution of rolled film and photo-related products on a wholesale basis during fiscal 1995 and fiscal 1994, including sales generated as a result of the acquisition of selected assets of a wholesale film business in 1994, favorably affected net revenues. Management also believes that its core photofinishing business benefitted from the Company's entry into the personal computer market with its PhotoWorks-TM- and Pictures On Disk-TM- products, which were introduced in January 1994. The increased revenues in fiscal 1995 were also favorably affected by an additional one-week reporting period in fiscal 1995 as compared to fiscal 1994 and fiscal 1993.

    Gross profit as a percentage of net revenues for fiscal 1995, fiscal 1994 and fiscal 1993 was 38.7%, 38.0% and 40.4%, respectively. The increase in gross profit percentage in fiscal 1995 as compared to fiscal 1994 was primarily due to a sales mix containing a higher proportion of photofinishing services, which have a higher gross profit margin than the Company's wholesale film and photo-related supplies business. Gross profit as a percentage of net revenues in fiscal 1994 was lower than fiscal 1993, resulting from changes in customer acquisition promotional activities, including free film offers, which resulted in a decrease in revenues received in connection with certain promotional offers. Also, fiscal 1994 net revenues included a higher proportion of sales of lower-margin wholesale film and photo-related supplies as compared to fiscal 1993.

    Total operating expenses as a percentage of net revenues for fiscal 1995, fiscal 1994 and fiscal 1993 were 25.3%, 25.5% and 28.7%, respectively. Although total operating expenses increased in actual dollars in both fiscal 1995 and fiscal 1994 as compared to the prior fiscal year, total operating expenses as a percentage of net revenues were substantially unchanged in fiscal 1995 as compared to fiscal 1994, but decreased in fiscal 1994 as compared to fiscal 1993 primarily due to a decrease in customer acquisition costs as a percentage of net revenues and an increase in net revenues in each of those years that was greater than the increases in operating expenses. The decrease as a percentage of net revenues in fiscal 1995 and fiscal 1994 as compared to fiscal 1993 is also attributable to more cost-effective advertising programs.

    Customer acquisition costs as a percentage of net revenues were 13.8% in fiscal 1995, up from 13.1% in fiscal 1994 and down from 16.6% in fiscal 1993. The increase in fiscal 1995 was primarily due to increased expenditures related to the Company's customer acquisition programs targeted at personal computer users. The decrease in fiscal 1994 from fiscal 1993 was primarily due to changes in customer acquisition promotional activities, which allowed the Company to maintain the response rate to the Introductory Offer while reducing advertising expenses associated with attracting new customers.

    Other selling expenses increased to $4,035,000 in fiscal 1995 as compared to $3,458,000 in fiscal 1994 and $2,868,000 in fiscal 1993. The increases in fiscal 1995 and fiscal 1994 were primarily due to increased expenditures for selling activities promoting the sale of rolled film and other photo-related products and increased marketing to existing customers. Other selling expenses in fiscal 1995 and fiscal 1994 also included amortization of a noncompete agreement associated with the January 1994 acquisition of certain assets of a wholesale film business. See Note B of Notes to Financial Statements. Expressed as a percentage of net revenues, other selling expenses decreased to 6.5% in fiscal 1995 as compared to 6.9% in fiscal 1994 and 6.7% in fiscal 1993.

    General and administrative expenses increased to $2,657,000 in fiscal 1995 as compared to $2,276,000 in fiscal 1994. The increase in fiscal 1995 was primarily due to increased expenditures relating to recruitment, consulting and additional labor costs due to increased volumes. Expressed as a percentage of net revenues, general and administrative expenses declined to 4.3% in fiscal 1995 as compared to 4.6% in fiscal 1994 and 4.7% in fiscal 1993.

    Research and development expenses during fiscal 1995, fiscal 1994 and fiscal 1993 were $458,000, $459,000 and $285,000, respectively, increasing from fiscal 1993 primarily in connection with the development of the Company's PhotoWorks-TM- and Pictures On Disk-TM- products. Prior to fiscal 1993, research and development expenses, which primarily related to photofinishing and film-spooling equipment, were not material and, accordingly, were included in general and administrative expenses or cost of goods sold.

    Total other income in fiscal 1995 was $252,000 as compared to $187,000 in fiscal 1994 and $290,000 in fiscal 1993. The increase in total other income in fiscal 1995 as compared to fiscal 1994 was primarily due to interest income from short-term investments due to the availability of cash reserves generated from operations during fiscal 1995. The decrease in total other income in fiscal 1994 as compared to fiscal 1993 resulted primarily from the receipt of sales tax refunds in fiscal 1993 and no comparable refunds in fiscal 1994, as well as slightly higher interest expense in fiscal 1994.

    Net income increased to $0.48 per share in fiscal 1995 as compared to $0.36 per share in fiscal 1994 and $0.29 per share in fiscal 1993. The increases resulted primarily from higher net revenues and increased income from operations. Earnings per share for both fiscal 1995 and fiscal 1994 were also favorably affected by the repurchase of 1,125,000 shares of Common Stock by the Company during the fourth quarter of fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash used in operating activities for the six months ended March 30, 1996 and March 25, 1995 was $726,000 and $419,000, respectively. The increase in net cash used in operating activities for the six months ended March 30, 1996 as compared to March 25, 1995 was primarily due to a net increase in customer acquisition expenditures, which was partially offset by increases in net income, depreciation and amortization and deferred taxes. Net cash provided by operating activities was $6,908,000, $4,330,000 and $4,329,000 in fiscal 1995, fiscal 1994 and fiscal 1993, respectively. The increase in cash provided by operating activities in fiscal 1995 as compared to fiscal 1994 was primarily due to an increase in net income, deferred taxes and accounts payable. These increases were partially offset by the increase in net customer acquisition expenditures. Net cash provided by operating activities for fiscal 1994 as compared to fiscal 1993 was relatively unchanged as the increase in net income, income taxes payable and accrued expenses was offset in part by a decrease in accounts payable and increases in accounts receivable and inventories.

    Net cash used in investing activities for the six months ended March 30, 1996 was $1,473,000 as compared to $675,000 provided by investing activities for the six months ended March 25, 1995. The use of cash in investing activities for the six months ended March 30, 1996 relates primarily to an increase in capital expenditures. Net cash used in investing activities was $1,629,000, $809,000 and $4,641,000 in fiscal 1995, fiscal 1994 and fiscal 1993, respectively. Net cash used in investing activities during fiscal 1995 increased primarily due to a net decrease in sales of securities. The decrease in net cash used in investing activities in fiscal 1994 as compared to fiscal 1993 was primarily due to a decrease in the purchases of securities available for sale and an increase in sales of securities. The sales of securities in fiscal 1994 were partially offset by $1,637,000 paid in connection with the acquisition of assets of a wholesale film business.

    Net cash provided by financing activities for the six months ended March 30, 1996 was $253,000 as compared to $181,000 for the six months ended March 25, 1995. Net cash provided by financing activities was $570,000 in fiscal 1995 as compared to net cash used in financing activities of $6,517,000 and $318,000 in fiscal 1994 and fiscal 1993, respectively. The increase in net cash provided by financing activities in fiscal 1995 as compared to fiscal 1994 is primarily attributable to the Company's repurchase of 1,125,000 shares of Common Stock during fiscal 1994. The repurchase of Common Stock in fiscal 1994 is the primary reason for the increase in net cash used in financing activities as compared to fiscal 1993.

    As of April 30, 1996, the Company's principal sources of liquidity included cash and short-term investments of $5,771,135 and an unused revolving line of credit of $6,000,000. The Company's ratio of current assets to current liabilities was 1.9 to 1 at March 30, 1996, down slightly from the 2.0 to 1 ratio as of September 30, 1995. During the first two quarters of fiscal 1996, the Company increased inventory levels by $2,366,000 to accommodate expanded marketing plans, achieve faster turnaround of customer orders and support increased photofinishing volume. This increase in inventory was also the principal reason for the $1,688,000 increase in accounts payable during the same period. Federal income taxes payable were favorably affected by the increase in capitalized customer acquisition expenditures, which are expensed as incurred for federal income tax purposes, thereby having the effect of substantially reducing current federal income tax liabilities.

    Capital expenditures during the first two quarters of fiscal 1996 and fiscal 1995 totaled $2,320,000 and $521,000, respectively, including equipment for new photofinishing services and for expanding capacity of existing photofinishing operations. The Company has committed to purchase equipment related to its Pictures On Disk-TM- product in the amount of $470,000 by January 1, 1997. In addition, the Company plans to expend approximately $1,180,000 during the remainder of fiscal 1996, principally for capital equipment and leasehold improvements to expand production capacity and for data processing equipment, although it currently has binding commitments for only a portion of this amount.

    The Company currently anticipates that existing funds, together with anticipated cash flow from operations and the Company's available line of credit of $6,000,000, will be sufficient to finance its operations and planned capital expenditures, and to service its indebtedness, for the foreseeable future. However, if the Company does not generate sufficient cash from operations to satisfy its ongoing expenses, it will be required to seek external sources of financing or refinance its obligations. Possible sources of financing include the sale of equity securities or additional bank borrowings. There can be no assurance that the Company will be able to obtain adequate financing in the future. See "Risk Factors."

IMPACT OF INFLATION

    The results of the Company's operations have not been significantly affected by inflation during any of the last three fiscal years. Although the Company has incurred moderately increased costs for labor, materials, postage and overhead, it has been able to offset the impact of such increases primarily through enhanced operating efficiencies.

ADOPTION OF ACCOUNTING STANDARDS

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." This pronouncement establishes accounting and reporting standards for stock-based employee compensation plans, including stock purchase plans, stock options and stock appreciation rights. This standard defines a fair value-based method of accounting for these equity instruments, which method measures compensation cost based on the value of the award and recognizes that cost over the service period. Companies may elect to adopt this standard or to continue accounting for these types of equity instruments under current guidance, Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options.

                                    BUSINESS

OVERVIEW

    Seattle FilmWorks is a leading direct-to-consumer marketer and provider of high-quality amateur photofinishing services and products. The Company offers an array of complementary services and products primarily on a mail-order basis under the brand name Seattle FilmWorks-Registered Trademark-. The Company has achieved 20 consecutive quarters of growth in net revenues and net income compared to the corresponding quarter of the prior fiscal year. From fiscal 1991 to fiscal 1995, net revenues and net income per share increased at a 14% and 26% compound annual growth rate, respectively.

    Since 1978, the Company has been an industry leader in the introduction of value-added photo-related services and products. The Company offers prints, slides and digital images, all from the same roll of 35mm film. Seattle FilmWorks was among the first to provide express-mail delivery, cross-referenced data on prints and negatives, a composite photo index and a convenient reorder system. To a lesser extent, the Company provides photofinishing services, products and supplies on a wholesale basis.

    Since 1994, the Company has been a pioneer in providing digital-imaging technologies which enable photofinishing customers to creatively enhance and share personal photographs with friends, family and business associates. Products incorporating these technologies include (i) Pictures On Disk-TM-, a single floppy disk containing digital images from a roll of film; (ii) PhotoWorks-TM- software, which can be used to create digital photograph albums and screen savers; (iii) PhotoMail-TM-, a service which reduces turnaround time by privately delivering digital images to customers over the Internet; and (iv) most recently, FilmWorks Net-TM-, a free service which provides customers the ability to share pictures through the creation of a private photographic home page uploaded to the Seattle FilmWorks Web site (www.filmworks.com). The Company is currently developing additional digital-imaging and Internet-related services and products.

    The Company attributes its growth in photofinishing revenues in large part to its direct-marketing programs, which are primarily based on the customer acquisition technique of offering two rolls of film for $2.00 or less. Direct-marketing techniques enable the Company to target selected consumers, measure customer response and obtain direct customer feedback to changes in marketing strategies. Recently, the Company has targeted the growing population of personal computer users in connection with the introduction of digital-imaging services and products. The Company has developed comprehensive statistical models for the design and analysis of its direct-response marketing programs using proprietary customer data compiled over 15 years.

PHOTOFINISHING INDUSTRY AND DIRECT-MARKETING OVERVIEW

    According  to  information  published  by  the  Photo  Marketing Association
International ("PMAI"), domestic amateur photofinishing sales totalled approximately $5.5 billion in 1994, having exhibited little or no growth since 1990. In 1994, the dominant method of distributing photofinishing services and products was through retail stores, including discount and mass merchants, drugstores, supermarkets and camera/specialty stores. Management believes the vast majority of rolls of film are sent to wholesale photofinishing laboratories for processing, although a growing percentage are processed in-store using on-site equipment. The following table sets forth U.S. amateur photofinishing industry market shares in terms of rolls processed and total sales for the years 1990 through 1994, based on information provided by PMAI:

               U.S. AMATEUR PHOTOFINISHING INDUSTRY MARKET SHARES

                                                     ROLLS PROCESSED (IN MILLIONS)         DOLLAR SALES (IN BILLIONS)
                                                    -------------------------------       -----------------------------
                                                         1990             1994                1990            1994
                                                    --------------   --------------       -------------   -------------
                                                    ROLLS     %      ROLLS     %            $      %        $      %
                                                    -----   ------   -----   ------       -----  ------   -----  ------
Discount and mass merchants, drugstores,
 supermarkets and camera/specialty stores.........   468      67.1%   540      75.4%      $3.46    62.9%  $3.72    67.7%
Standalone minilabs...............................   127      18.2     99      13.8        1.48    26.9    1.29    23.4
Mail order........................................    65       9.3     55       7.7         .30     5.4     .31     5.6
Other.............................................    38       5.4     22       3.1         .26     4.8     .18     3.3
                                                    -----   ------   -----   ------       -----  ------   -----  ------
  Total...........................................   698     100.0%   716     100.0%      $5.50   100.0%  $5.50   100.0%
                                                    -----   ------   -----   ------       -----  ------   -----  ------
                                                    -----   ------   -----   ------       -----  ------   -----  ------

    Outside the photofinishing industry, direct-to-consumer marketing, with distribution through the mail, has grown significantly in recent years. Leading users of direct marketing include mail-order houses and catalog mailers, magazine publishers, insurance companies, book and record clubs, financial institutions and credit card companies. Management believes growth in the use of direct-marketing is generally attributable to social, economic and technological changes and to the relative cost-effectiveness of direct-marketing techniques. Management also believes several factors have enhanced consumer responsiveness to direct marketing as a purchasing medium, including growth in the number of people in the most active segment of the purchasing population, growth in the number of two-career families that have more disposable income with less time to shop and increased availability and use of credit cards. In the future, on-line services and increased use of personal computers may provide additional channels for direct-to-consumer marketing. See "Risk Factors--Dependence on Direct-Marketing Programs; Accounting for Customer Acquisition" and "--Dependence on the Internet and Potential Liability for Content."

    Management has long believed that in order to grow successfully as a direct-to-consumer mail-order provider of photofinishing services, the Company must continually differentiate its services and products from those of its industry peers.

OPERATING STRATEGY

    Over the past five years, Seattle FilmWorks has consistently achieved annual and corresponding quarter growth in net revenues and net income through the execution of its operating strategy, the principal elements of which are the introduction of innovative, value-added services and products, application of direct-to-consumer marketing techniques and a commitment to customer satisfaction.

    INNOVATIVE, VALUE-ADDED SERVICES AND PRODUCTS. Management believes that Seattle FilmWorks has distinguished itself from its competitors through service and product differentiation. The Company strives to develop and introduce value-added photofinishing services and products based on focused research and development efforts as well as anticipation of consumer demand by monitoring customer feedback. Management believes that the continuous expansion of its array of complementary services and products promotes (i) increased acquisition of new customers, (ii) retention of existing customers and (iii) higher average-order sizes. Management believes that this operating strategy has contributed to the Company's growth in an industry characterized by little or no growth.

    In the late 1970s, the Company introduced Seattle
FilmWorks-Registered Trademark- branded film and shortly thereafter offered its customers the option of prints and/or individually color-corrected slides from the same roll of film. More recently, the Company has been a leader in introducing numerous other value-added features, including express-mail delivery, cross-referencing data on prints and negatives, Pictures Plus Index-TM-, a convenient Easy-Order System and Professor FilmWorks-TM- (free telephone pre-recorded mini-lessons on photography).

    In addition, the Company has been a leader in marketing photofinishing services which employ digital technology. These include (i) Pictures On Disk-TM-, a single floppy disk containing digital images from a roll of film; (ii) PhotoWorks-TM- software, which can be used to create digital photograph albums and screen savers; (iii) PhotoMail-TM-, a service which reduces turnaround time by privately delivering digital images to customers over the Internet; and (iv) most recently, FilmWorks Net-TM-, a free service which provides customers the ability to share pictures through the creation of a private photographic home page uploaded to the Seattle FilmWorks Web site (www.filmworks.com). The Company is currently developing additional digital-imaging and Internet-related services and products. See "Business--Services and Products."

    DIRECT-TO-CONSUMER MARKETING. The Company's business model is founded on direct-response marketing. Management believes an important advantage of its direct-marketing strategy is the opportunity to contact a large number of consumers who may appreciate the convenience of mail order and the Company's array of complementary services and products. Direct access to consumers permits the Company to target and monitor selected potential and existing customers, measure customer response and obtain direct customer feedback to changes in marketing strategies. Generally, the Company attempts to identify prospective customers by targeting specific groups of individuals with common characteristics. For example, recently the Company has targeted the growing population of personal computer users in connection with the introduction of its digital-imaging services and products. Information derived from the Company's extensive database compiled over 15 years has been used to create statistical models to develop targeted marketing programs and estimate future demand. In addition, the Company's proprietary database is utilized to plan, personalize, implement and evaluate marketing programs for existing customers. Historically, the Company has been able to identify targeted consumer groups that, when extended the Introductory Offer, yield economically attractive response rates. See "Business--Marketing and Customer Acquisition."

    COMMITMENT TO CUSTOMER SATISFACTION. The Company seeks to develop and provide high-quality, user-friendly and reliable photofinishing services and products to enhance brand recognition for "Seattle FilmWorks" and to engender customer loyalty. Management believes that a significant portion of its business comes from repeat customers. As part of its dedication to customer service, Seattle FilmWorks offers a 100% money-back satisfaction guarantee, provides an Easy-Order System whereby a customer sets up a standing order, thus avoiding the need to fill out an order form with each order, and offers Professor FilmWorks-TM-. In addition, to achieve its customer service goals, the Company conducts customer surveys and holds management meetings to identify areas for service enhancement. Moreover, through investments in automation and state-of-the-art photofinishing equipment, as well as through the commitment of its employees to quality control, the Company delivers greater than 99.8% of its orders without loss or damage. See "Business--Customer Service and Support."

GROWTH STRATEGY

    The Company's strategy for growth is to continue to leverage the strength of its services, products and marketing programs to acquire additional customers and increase the level of business with prospective and existing customers.

    NEW CUSTOMERS. Historically, the Company has grown primarily through the acquisition of new customers. In a mail-order photofinishing environment that has recently exhibited little or no growth, the Company has increased net revenues at a 14% compound annual growth rate during the past five years and has increased the total number of its customers. The Company continuously refines existing, and develops, tests and implements new, marketing programs to additional groups of consumers with different demographic characteristics to offset the potential impact of market saturation in any given target customer group. In addition, the Company continues to explore alternative direct-marketing platforms in order to acquire additional customers. To this end, the Company has established a Web site on the Internet (www.filmworks.com) from which customers can access answers to frequently asked questions, download versions of Company software, create and view personal home pages and send electronic messages to customer service.

    INCREASING SALES TO NEW AND EXISTING CUSTOMERS. Management believes its complementary value-added services and products promote customer loyalty and increase customer demand. The Company strives to increase both average order size and order frequency by informing both targeted consumers and its large existing customer base of its integrated array of services and products. The Company's commitment to expanding its service and product offerings, including enhancements to its Internet-related offerings, supports this strategy. In addition, the Company employs a variety of other specially designed direct-marketing techniques to increase business from existing customers and generate business from inactive customers.

MARKETING AND CUSTOMER ACQUISITION

    One of the key elements of the Company's operating strategy is to generate demand by utilizing its proprietary direct-marketing techniques and extensive database to efficiently target existing and prospective customers. The Company has used mail, print media, television, radio, telephone and, more recently, the Internet and on-line services to target groups of consumers and businesses, bypassing the traditional distribution channel of retail outlets.

    The Company makes extensive use of marketing tests in order to evaluate which of a variety of marketing programs offers the best probable return on investment. The Company's direct-marketing programs use coded advertisements to monitor consumer response and to provide measurable results for a specific marketing program. Measuring the effectiveness of marketing tests takes into account both the response rate to advertised offers and estimates of customer lifetime value to the Company, measured in terms of profit generated from the estimated future stream of orders, thereby allowing for the targeting of a marketing effort to specific market segments through selected media. The Company uses computers to maintain and analyze extensive data and segment markets using geographic, demographic and psychographic information about potential customers.

    Since  the  early 1980s,  the  primary method  the  Company has  utilized to acquire new film processing customers has been its Introductory Offer. The Company regularly refines the Introductory Offer to improve its effectiveness, but the basic concept of sending two rolls of branded film to targeted potential customers has remained fairly constant. The Introductory Offer has been nationally advertised through direct-response media, including package inserts, newspaper supplements and magazines. The Company also has a customer referral program in which existing customers suggest family and friends to whom the Company mails an introductory package. Beginning in early 1995, the Company further refined its Introductory Offer program by targeting the growing population of personal computer users. Favorable rates of return from this group led to an expansion in the Company's customer acquisition investment. See "Risk Factors--Dependence on Direct-Marketing Programs; Accounting for Customer Acquisition."

SERVICES AND PRODUCTS

    Seattle FilmWorks is a leader in the development and introduction of innovative photofinishing services and products. Beginning in 1978 with the introduction of its privately branded film and continuing with the option of receiving both photographic prints and individually color-corrected slides from the same roll of film, the Company established an early tradition of service and product differentiation. The following table illustrates the Company's service and product introductions during the past five years:

                                                                              YEAR OF
SERVICE OR PRODUCT                                                          INTRODUCTION
- -----------------------------------------------------------------------  ------------------
FilmWorksNet-TM-.......................................................         1996
PhotoMail-TM-..........................................................         1995
PhotoWorks-TM- for Macintosh...........................................         1995
PhotoWorks-TM- Plus for Windows........................................         1994
PhotoWorks-TM- for Windows.............................................         1994
PhotoWorks-TM- for MS-DOS..............................................         1994
Pictures On Disk-TM-...................................................         1994
Pictures Plus-TM- Index................................................         1993
Professor FilmWorks-TM-................................................         1992
Backprinting & Referenced Negatives....................................         1992
Easy-Order System......................................................         1991
Express-Mail Delivery..................................................         1991

    In 1991, the Company began to offer mail-order photofinishing customers the options of express-mail pickup and delivery service and the Easy-Order System, whereby a customer sets up a standing order, thus avoiding the need to fill out an order form with each order. This pattern of service and product innovation continued with the introduction in early 1992 of the Company's system for printing the date, roll identification and print number on the back of each print and the corresponding information on each strip of negatives (known as backprinting) and free telephone pre-recorded mini-lessons on photography from Professor FilmWorks-TM-. Additionally, in 1993, the Company introduced the Pictures Plus-TM- Index, which offers thumbnail-size copies of images from a roll of film on a single 4" by 6" print as a handy reference for the customer.

    In early 1994, the Company introduced Pictures On Disk-TM-, which delivers on a single floppy disk a digital version of each photograph on a roll of film. This product was coupled with the introduction of the Company's internally developed PhotoWorks-TM- software, which enables users to create digital albums of their photographs and to incorporate the digital images into text, slide shows and screen savers. PhotoWorks-TM- software is available in Microsoft Windows, MS-DOS and Apple Macintosh versions and is provided at no charge with a customer's first order of Pictures On Disk-TM-. PhotoWorks-TM- is also available for free download over the Internet from the Company's Web site. A more fully featured version, PhotoWorks-TM- Plus, is sold directly to customers as an upgrade and is available through selected retail software stores.

    In October 1995, the Company introduced the private delivery of digital photographs from its laboratory directly to customers over the Internet through its PhotoMail-TM- delivery service. Customers requesting PhotoMail-TM- delivery are sent an e-mail notifying them that their photographs are ready for downloading at the Company's Web site (www.filmworks.com). Such customers can then share their photographs with friends, family and business associates who may download the photographs using a download password. Management believes that communication with digital versions of personal photographs is a natural extension of the rapid proliferation of e-mail and other forms of Internet communication.

    In February 1996, the Company announced FilmWorksNet-TM-, a free service through which its customers can create and upload a private personalized photographic home page to the Seattle FilmWorks Web site using the most recent version of the PhotoWorks-TM- software (which is available for download at no charge). By providing the guest password to their home page, Seattle FilmWorks customers can share their photographs with friends, family and business associates worldwide. Both PhotoMail-TM- and FilmWorksNet-TM- provide flexibility and creativity in this new way of sharing photographs.

    Although mail-order photofinishing is viewed as a convenience by many consumers, mail-order turnaround time (generally seven to ten days) is longer than many alternative sources for photofinishing services (in some cases within one hour). The Company has addressed this issue by offering the option of express-mail pickup and delivery service by means of the U.S. Postal Service for an extra charge and, more recently, with an immediate delivery-after-processing option through its PhotoMail-TM- Internet delivery service. However, turnaround time remains a competitive disadvantage for the Company.

    Management believes that the prices for its services and products are competitive. The Company, however, has chosen not to compete primarily on the basis of price, but rather by offering a variety of value-added, innovative and high-quality services and products, thereby seeking to differentiate itself from other photofinishers.

    The Company also provides a variety of reprint and enlargement services for its mail-order customers, as well as selling 35mm rolled film, single-use cameras and photofinishing supplies on a wholesale basis to photofinishing minilabs, retail stores and commercial users of photographic film. These products are packaged by the Company and marketed under the brand OptiColor-TM-Film & Photo. Rolled film and single-use cameras are also marketed on a private label basis with the customer specifying its own brand name. Although it represents a small percentage of revenues, the Company also provides photofinishing services on private label, retail and wholesale bases.

RESEARCH AND DEVELOPMENT

    Through internal and external research and development efforts, the Company has established the capability to develop innovative digital media and photofinishing services and products. The Company seeks to identify customer needs and shifts in consumer preferences in order to design or refine the Company's services and products. During the first six months of fiscal 1996 and in fiscal 1995, fiscal 1994 and fiscal 1993, the Company incurred research and development expenses of $521,000, $458,000, $459,000 and $285,000, respectively, primarily in connection with development and enhancement of its
FilmWorksNet-TM-, PhotoMail-TM-, PhotoWorks-TM- and Pictures On Disk-TM-services and products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

CUSTOMER SERVICE AND SUPPORT

    Management believes that customer satisfaction is critical to the Company's ongoing success. The Company has a 100% money-back satisfaction-guarantee policy under which it will provide a full refund if a customer's complaint cannot otherwise be resolved.

    The direct-to-consumer photofinishing business involves contacts with a large number of customers. For customer convenience, the Company provides toll-free telephone access at 1-800-FILMWORKS. As of May 11, 1996, the Company had a customer service staff of 46, which is equipped with direct access to the Company's extensive proprietary database and is trained to promote certain of the Company's services and products, as well as to answer questions regarding order status, basic photography and photofinishing and use of PhotoWorks-TM-software. On average, in a week the Company's customer support personnel respond to approximately 22,000 telephone calls from customers, 2,000 written inquiries and 2,000 e-mail messages. The majority of these inquiries are general information requests and order status inquiries. In addition, the Company offers free pre-recorded mini-lessons on photography over the telephone from Professor FilmWorks-TM-.

    The Company also maintains a Web site on the Internet (www.filmworks.com). While on-line, customers may download versions of Company software, view personal home pages, access answers to frequently asked questions and send electronic messages to customer service. In the future, the Company expects to offer its customers the ability to determine the status of their orders by direct access through the Company's Web site.

OPERATIONS

    The  Company  operates  a  laboratory  in  a  single  facility  in  Seattle,
Washington, which is designed to produce consistent, high-quality photofinishing. The system is designed for 24-hour in-house turnaround processing of photofinishing orders. The process for producing prints begins with the entry of each order into the Company's customer database, primarily using information provided by the customer on the order form. Each roll received for processing is barcoded with an identification number, which enables the tracking of each order throughout the production process. Following order entry, individual rolls of film are spliced together into a reel of film which is then developed as a batch. Once the film is developed, each negative is computer analyzed, and the color-corrected image is printed on photographic paper using state-of-the-art equipment. Order information is then printed on the back of each print and the corresponding information is printed on a paper tab which is attached to each sleeved negative. After a visual quality inspection, the orders are packaged for delivery to the customer. If a customer requests, photographs are digitized and delivered through the mail on 3 1/2" diskettes or via download over the Internet. Although much of the photofinishing and order handling process has been automated, trained personnel operate machinery and regularly monitor product quality with the assistance of computerized control and measurement systems.

    The Company has the ability to process various types of 35mm color film, including those manufactured by Eastman Kodak Company, Fuji Photo Film U.S.A, Inc., an affiliate of Konica Corporation, 3M, Inc., Agfa and other major producers of conventional 35mm color negative film. The Company also has the ability to process 35mm color negative film manufactured by Eastman Kodak Company for professional motion picture studios which has been packaged by the Company or others for use in 35mm still cameras.

    Currently, the Company estimates that it is capable of processing up to approximately 120,000 rolls of film per week with its existing facilities and equipment. The Company has initiated steps to expand its processing capacity.

SUPPLIERS

    The Company obtains its conventional 35mm film from a few large manufacturers of photographic film, including Agfa and 3M, Inc., its supply of Eastman motion picture film as surplus from motion picture studios and television production companies and its photographic paper and chemicals from a single supplier, Agfa. In addition, the individual cassettes into which the Company spools 35mm film for still cameras are manufactured for the Company by foreign sources, principally in China and South Korea. Currently, substantially all of the Company's purchases from foreign suppliers are paid for in U.S. dollars. The Company's mail-order services and products are handled largely through the U.S. Postal Service. See "Risk Factors--Reliance on Key Vendor and Supplier Relationships; Foreign Sourcing."

MANAGEMENT INFORMATION SYSTEMS

    Management information systems ("MIS") are an essential component of the Company's strategy to provide superior service to its customers, as well as to effectively support internal operations. The systems support all major aspects of the Company's business, including mail-order operations, order entry, production, warehousing, distribution, purchasing, inventory control and customer service, as well as various financial systems and electronic communication systems. All shared data, including the Company's customer database files, are backed up on a regular basis, with tapes stored in an off-site secure facility. The Company uses MIS to automate much of its photofinishing operations.

    The Company has recently replaced and upgraded a portion of its MIS hardware. It is not uncommon for system defects, shutdowns, slowdowns or other problems to occur in connection with conversion to new data-processing equipment. While the Company has taken a number of precautions against certain events that could disrupt the operation of its MIS, including in connection with the hardware upgrade, there can be no assurance that the Company will not experience systems failures or interruptions, which could have a material adverse effect on its business, financial condition and operating results. See "Risk Factors--Dependence on Production Capabilities, Statistical Models and Management Information Systems."

COMPETITION

    The market for consumer photofinishing services is characterized by intense competition among a number of firms competing in a segment in which average revenue per roll processed declined during the 1990s, according to photofinishing industry data. Many of the Company's competitors have substantially greater financial, technical and other resources than the Company. The Company faces competition in the consumer photofinishing market from other direct marketers and from competitors in other distribution channels, including much larger companies which provide photofinishing services on a wholesale basis to independent retail outlets and, in some cases, through multiple retail outlets owned by the photofinisher, many of which provide photofinishing service within hours. The largest of the wholesale photofinishers are Qualex Inc., FUJI TruColor and Konica Corporation and its affiliates. In addition, management believes that the largest mail-order photofinishers include Nashua Corporation (dba York Labs), District Photo Inc. (dba Clark) and Mystic Color Lab Inc.

    Management believes that the principal competitive factors in the consumer photofinishing industry are price, convenience, range of available services, quality of processing, speed of service and product differentiation. There are no significant proprietary or other barriers to entry into the photofinishing industry. The Company has sought to differentiate its photofinishing services by offering a number of value-added services and products and emphasizing quality and convenience rather than seeking to be a low-price or rapid turnaround provider. Although management believes the Company is a leader in developing and marketing innovative photo-related services and products, competitors can and do provide similar services and products. Some of these competitors have introduced products which compete with the Company's Pictures On Disk-TM- and PhotoWorks-TM- products. Also, sales of consumer photofinishing services have experienced little or no growth since 1990. See "Business--Photofinishing Industry and Direct-Marketing Overview." Accordingly, the Company's growth has been the result of market share gain.

    In addition, the wholesale distribution market for rolled film and photofinishing supplies is highly competitive and is dominated by suppliers which manufacture what they sell and may, therefore, potentially have lower costs of goods for these items than the Company. Relatively few firms, however, have the capability to produce small-production quantities of private label rolled film. Management believes the principal competitive factors in this segment of the wholesale distribution market are price, ability to provide private label products and capability to deliver small-production quantities on short notice.

    The photography industry is characterized by evolving technology and changing services and products. The introduction of photographic services and products embodying new technologies could render existing services and products obsolete. The Company's future success will depend on its ability to adapt to new technologies and develop new or modify existing services and products to satisfy evolving consumer needs. For example, the commercialization of filmless digital imaging technologies may have a negative impact on the photofinishing industry generally. Moreover, Advanced Photo System ("APS"), which includes a new film format, has been introduced, the processing of which requires special equipment the Company does not presently possess. Management believes that APS currently constitutes an insignificant percentage of the film the Company is asked to process, and the Company has therefore decided not to establish this capability. However, there can be no assurance that the development of these or other new technologies or any failure by the Company to anticipate or successfully respond to such developments will not have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Competition" and "--Rapid Technological Change."

PROPRIETARY TECHNOLOGY

    The Company markets its services and products under registered and common-law trademarks and service marks, including Seattle
FilmWorks-Registered Trademark-, OptiColor-TM- Film & Photo, Pictures On Disk-TM-, PhotoMail-TM-, PhotoWorks-TM-, Pictures Plus-TM- Index, Professor FilmWorks-TM- and FilmWorksNet-TM-. In January 1996, the Company filed a lawsuit against a party which had filed for registration of the "PhotoWorks" mark in the United States on July 22, 1994. The Company is currently attempting to resolve these competing claims to the mark. In the second quarter of fiscal 1996, the Company expensed $126,000 in anticipation of settlement. See "Risk Factors--Intellectual Property." The Company considers a large portion of its PhotoWorks-TM- software, its process for production of Pictures On Disk-TM- and certain other processes to be proprietary. The Company has not filed any patents or patent applications, in part to avoid disclosure of its competitive strengths. The Company, however, does attempt to protect its proprietary rights to software through a combination of copyright, trademark and trade secret laws and employee and third-party nondisclosure agreements, by restricting access to certain portions of its premises and by including contractual restrictions on use and disclosure in its end-user licenses. Moreover, the Company's PhotoWorks-TM- Plus product is shipped in sealed packages on which notices are prominently displayed informing the end-user that, by breaking the package seal, the end-user agrees to be bound by the license agreement contained in the package. The legal and practical enforceability and extent of liability for violations of license agreements that purport to become effective upon opening a sealed package are unclear.

    This Prospectus contains trademarks other than those of the Company.

GOVERNMENTAL REGULATION

    The Company's direct-mail operations, including its transmission of digital images over the Internet, are subject to regulation by the U.S. Postal Service, the Federal Trade Commission and various state, local and private consumer protection and other regulatory authorities. In general, these regulations govern the manner in which orders may be solicited, the form and content of advertisements, information which must be provided to prospective customers, the time within which orders must be filled, obligations to customers if orders are not shipped within a specified period of time and the time within which refunds must be paid if the ordered merchandise is unavailable or returned. The law relating to the liability of on-line services companies, Internet access and/or content providers, Web hosts and electronic publishers for information carried on or disseminated through their systems for, among other things, infringement of copyrighted material or trademarks, violations of personal rights of privacy and publicity and dissemination of material legally judged to be obscene, indecent or defamatory, is currently unclear. Such claims have been brought, and sometimes successfully asserted, against on-line services, including cases against Prodigy and NETCOM. In addition, the recently passed Telecommunications Act of 1996 imposes, in some circumstances, liability for or prohibits the transmission over the Internet of certain types of information and content. This or other legislation could result in significant potential liability to the Company, as well as additional costs and technological challenges in complying with mandatory requirements. See "Risk Factors--Dependence on the Internet and Potential Liability for Content" and "--Governmental Regulation."

ENVIRONMENTAL COMPLIANCE

    The Company's photofinishing operations involve the use of several chemicals which are subject to federal, state and local governmental regulations relating to the storage, use, handling and disposal of such chemicals. The Company actively monitors its compliance with applicable regulations and works with regulatory authorities to ensure compliance. To the best of management's knowledge, the Company has never received a significant citation or fine for failure to comply with applicable environmental requirements. However, there can be no assurance that changes in environmental regulations or in the kinds of chemicals used by the Company will not impose the need for additional capital equipment or other requirements. See "Risk Factors--Potential Adverse Impact of Environmental Regulations."

EMPLOYEES

    As of May 11, 1996, the Company had 582 employees, of whom approximately 439 were engaged in production operations, 68 in administration, 21 in marketing, 46 in customer support and 8 in research and development. None of the Company's employees is covered by a collective bargaining agreement, and management believes its relations with its employees are good.

PROPERTIES

    The Company's headquarters are located in Seattle, Washington. This building also houses the Company's photofinishing and mail-order operations. The building's square footage has recently been expanded to approximately 60,000 square feet to accommodate increased levels of production. The building is occupied under a lease which expires in September 2000.

    The Company also occupies an 80,000-square-foot building that is utilized as a warehouse storage and limited production facility. This building, located in Seattle, Washington, is occupied under a three-year lease expiring January 31, 1999, with options to extend the lease for two additional one-year periods to January 31, 2001.

    Management believes that its corporate headquarters and warehouse facilities will be adequate to support existing and anticipated levels of business for at least the next 12 months.

LEGAL PROCEEDINGS

    The Company is involved in various routine legal proceedings incident to the ordinary course of its business. The Company also has filed a lawsuit in connection with the use of the mark "PhotoWorks." See "Business--Proprietary Technology." Management believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on the Company's business, financial condition and operating results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company are as follows:

              NAME                    AGE                               POSITION
- --------------------------------      ---      ----------------------------------------------------------
Gary R. Christophersen                    49   President, Chief Executive Officer and Director
Michael F. Lass                           41   Vice President--Operations
Case H. Kuehn                             43   Vice President--Finance, Chief Financial Officer and
                                                Treasurer
Bruce A. Ericson                          46   Vice President--Marketing
Annette F. Mack                           39   Vice President--Human Resources
Sam Rubinstein                            78   Director
Douglas A. Swerland                       50   Director
Craig E. Tall                             50   Director
Peter H. van Oppen                        43   Director

    All directors are elected annually and hold office until the next annual meeting of the shareholders of the Company and until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

    GARY R. CHRISTOPHERSEN, the Company's President and Chief Executive Officer since August 1988, joined the Company in January 1982 as Vice President--Operations and has served as a Director of the Company since 1982. From May 1983 to August 1988, Mr. Christophersen was a Senior Vice President of the Company and its General Manager.

    MICHAEL F. LASS, the Company's Vice President--Operations since September 1988, joined the Company in 1984 as Manager of Operations. From 1982 to 1984, Mr. Lass was Vice President and General Manager of Breezin' Sportswear, a manufacturer and marketer of sportswear, and, from 1980 to 1982, General Manager and a director of Mountain Safety Research, Inc., a manufacturer of outdoor recreational products.

    CASE H. KUEHN has been the Company's Vice President--Finance, Chief Financial Officer and Treasurer since February 1995. From April 1994 to February 1995, Mr. Kuehn was Chief Financial Officer of Shoe Inn, Inc., doing business as Shoe Pavilion. From January 1992 to March 1994, Mr. Kuehn was General Manager of Pro Mark Technologies, Inc., a manufacturer of computer/video-based inspection equipment, and, from March 1990 to January 1992, Vice President, Commercial Lending, at First National Bank of Chicago. From November 1985 to February 1990, Mr. Kuehn performed business valuation consulting with Price Waterhouse.

    BRUCE A. ERICSON, the Company's Vice President--Marketing since November 1989, joined the Company in May 1984 as Director of Publishing and, from January 1988 to October 1989, was its Director of Marketing.

    ANNETTE F. MACK, the Company's Vice President--Human Resources since January 1996, joined the Company in March 1986 as Human Resources Manager and, from August 1988 to December 1995, was its Director of Human Resources.

    SAM RUBINSTEIN became a Director of the Company in March 1986. From June 1985 to May 1988, he was the Chairman of the Board and Chief Executive Officer of Farwest Fisheries, Inc., a seafood processing and marketing firm. From 1974 to December 1987, Mr. Rubinstein was the Chairman of the Board and Chief Executive Officer of Bonanza Stores, Inc., an operator of variety stores and drugstores, and, from February 1984 to January 1986, the Chairman of the Board and Chief Executive Officer of Whitney-Fidalgo Seafoods, Inc., a seafood processor.

    DOUGLAS A. SWERLAND became a Director of the Company in October 1988. In December 1993, Mr. Swerland founded and became the President of Swerland Apparel Ventures, Inc., a clothing superstore retailer specializing in designer clothing. Mr. Swerland had been employed by Jay Jacobs, Inc., the operator of a chain of specialty retail apparel stores, in various capacities beginning in 1969, most recently as President and a director from 1978 to November 1995. Jay Jacobs, Inc. filed a voluntary petition for Chapter 11 bankruptcy protection in May 1994 and emerged successfully therefrom in November 1995.

    CRAIG E. TALL became a Director of the Company in October 1988. Since September 1990, Mr. Tall has been an Executive Vice President of Washington Mutual, Inc., a bank holding company. In addition, since April 1987, Mr. Tall has been an Executive Vice President of Washington Mutual Bank.

    PETER H. VAN OPPEN became a Director of the Company in October 1988. Since February 1995, Mr. van Oppen has been Chairman and President and, since September 1989, Chief Executive Officer of Interpoint Corporation, a publicly held manufacturer of proprietary and custom electronic components and data storage libraries ("Interpoint"). Mr. van Oppen was President and Chief Operating Officer of Interpoint from March 1987 to September 1989 and, from 1985 to March 1987, its Executive Vice President for Finance and Operations. Mr. van Oppen is also a director of Interpoint.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Company's Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Rubinstein, Swerland, Tall and van Oppen. The Audit Committee meets with the Company's accounting staff and its independent certified public accountants to review (i) the scope and findings of the annual audit, (ii) accounting policies and procedures and the Company's financial reporting and (iii) internal controls employed by the Company. The Audit Committee's findings and recommendations are reported to management and the Board of Directors for appropriate action.

    The Compensation Committee consists of Messrs. Swerland, Tall and van Oppen. The Compensation Committee is responsible for establishing the policies which govern executive officer compensation, setting compensation levels for the Company's President and Chief Executive Officer and reviewing the compensation packages for other executive officers recommended by the President. The Compensation Committee also administers the Company's stock option and stock purchase plans.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of April 30, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, certain information regarding the beneficial ownership of the Common Stock of the Company with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors and executive officers, (iii) the Selling Shareholders and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, management believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to all shares of Common Stock owned by each person, subject to community property laws where applicable and the information set forth in the footnotes to the table below. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), in calculating percentage ownership, each person is deemed to beneficially own shares which he or she is entitled to purchase pursuant to options which are exercisable within 60 days after the date of this Prospectus, but options held by others (even if exercisable within 60 days) are deemed not to be outstanding shares.

                                                         AMOUNT                                 AMOUNT
                                                   BENEFICIALLY OWNED       AMOUNT        BENEFICIALLY OWNED
                                                 PRIOR TO THE OFFERING    TO BE SOLD      AFTER THE OFFERING
                                                ------------------------    IN THE     ------------------------
NAME AND ADDRESS                                  NUMBER       PERCENT     OFFERING      NUMBER       PERCENT
- ----------------------------------------------  -----------  -----------  -----------  -----------  -----------
Sam Rubinstein (1)............................    1,592,457       14.6%     1,050,000      542,457        5.0%
Suite 2720
1201 Third Avenue
Seattle, WA 98101
The Gladys and Sam Rubinstein Foundation......      350,000        3.2%       350,000            0       *
Suite 2720
1201 Third Avenue
Seattle, WA 98101
T. Rowe Price Associates, Inc. (2)............      975,000        9.0%             0      975,000        9.0%
T. Rowe Price Small Cap Fund, Inc.
100 East Pratt Street
Baltimore, MD 21202
Robert A. Simms (3)...........................      841,500        7.8%             0      841,500        7.8%
230 Park Avenue
New York, NY 10169
Gary Christophersen (4).......................      698,176        6.3%             0      698,176        6.3%
1260 16th Avenue West
Seattle, WA 98119
Michael F. Lass (5)...........................      252,368        2.3%             0      252,368        2.3%
Bruce A. Ericson (6)..........................      160,747        1.5%             0      160,747        1.5%
Craig E. Tall (7).............................      118,146        1.1%             0      118,146        1.1%
Case H. Kuehn (8).............................        9,370       *                 0        9,370       *
Annette F. Mack (9)...........................       41,589       *                 0       41,589       *
Douglas A. Swerland (10)......................       75,375       *                 0       75,375       *
Peter H. van Oppen............................       15,563       *                 0       15,563       *
All directors and executive officers as a
 group (9 persons) (11).......................    2,963,791        25.5 %   1,400,000    1,913,791        16.5 %

- ------------------------
 *  Less than 1%.

 (1)Includes options to purchase 108,000 shares of Common Stock granted under the Company's 1987 Stock Option Plan, which options are presently exercisable or exercisable within 60 days. Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the number of shares offered and beneficial ownership after this offering in shares and as a percentage of outstanding shares would be 1,610,000, 304,957 and 2.8%, respectively. Does not include 350,000 shares held by The Gladys and Sam Rubinstein Foundation (the "Foundation"), beneficial ownership of which Mr. Rubinstein disclaims.

 (2)The holding shown is as of February 14, 1996, as reported by T. Rowe Price Associates, Inc. ("Price Associates") in a Schedule 13G filed by Price Associates pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Price Associates has indicated that these shares are held by it in its capacity as investment advisor to various individual and institutional investors. According to the Schedule 13G filed by Price Associates, it has sole dispositive power, and T. Rowe Price Small Cap Fund, Inc. has sole voting power, with respect to the shares.

 (3)The holding shown is as of November 1, 1993, as reported by an amendment to a Schedule 13D filed by Mr. Simms pursuant to Rule 13d-1 under the Exchange Act.

 (4)Includes options to purchase 222,080 shares of Common Stock granted under the Company's 1987 Stock Option Plan, which options are presently exercisable or exercisable within 60 days. Does not include 6,600 shares of Common Stock held in trust for Mr. Christophersen's minor children, beneficial ownership of which Mr. Christophersen disclaims.

 (5)Includes  options to purchase  180,563 shares of  Common Stock granted under
    the  Company's  1987  Stock  Option   Plan,  which  options  are   presently
    exercisable or exercisable within 60 days.

 (6)Includes  options to purchase  133,313 shares of  Common Stock granted under
    the  Company's  1987  Stock  Option   Plan,  which  options  are   presently
    exercisable or exercisable within 60 days.

 (7)Includes options to purchase 54,000 shares of Common Stock granted under the Company's 1987 Stock Option Plan, which options are presently exercisable or exercisable within 60 days.

 (8)Includes options to purchase 8,438 shares of Common Stock granted under the Company's 1987 Stock Option Plan, which options are presently exercisable or exercisable within 60 days.

 (9)Includes options to purchase 37,688 shares of Common Stock granted under the Company's 1987 Stock Option Plan, which options are presently exercisable or exercisable within 60 days.

(10)Includes options to purchase 67,500 shares of Common Stock granted under the Company's 1987 Stock Option Plan, which options are presently exercisable or exercisable within 60 days.

(11)Includes options to purchase  811,582 shares of  Common Stock granted  under
    the   Company's  1987  Stock  Option   Plan,  which  options  are  presently
    exercisable or exercisable within 60 days.

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the Underwriting Agreement, dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                               NUMBER
                   NAME                       OF SHARES
- -------------------------------------------  -----------
Smith Barney Inc...........................
Hambrecht & Quist LLC......................

                                               NUMBER
                   NAME                       OF SHARES
- -------------------------------------------  -----------

                                             -----------
    Total..................................    1,400,000
                                             -----------
                                             -----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters, for whom Smith Barney Inc. and Hambrecht & Quist LLC are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares of Common Stock to certain
dealers  at a price which  represents a concession not in  excess of $       per
share under the  public offering  price. The  Underwriters may  allow, and  such
dealers  may reallow, a concession not in excess of $       per share to certain
other dealers. The Representatives have advised the Company and the Selling Shareholders that the Underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    One of the Selling Shareholders has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 210,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

    The Company, its officers and directors and the Selling Shareholders have agreed that, for a period of 180 days from the date of this Prospectus (90 days in the case of officers and directors who are not Selling Shareholders), they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock,
(i) subject to certain exceptions relating to 201,036 shares of Common Stock held in margin accounts, which may be resold upon a margin call, and (ii) except for the issuance of shares of Common Stock or the granting of options to purchase shares of Common Stock pursuant to the Company's stock option plans and employee stock purchase plan.

    The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers for a security and making purchases of a security which are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each date are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Heller, Ehrman, White & McAuliffe, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for the Selling Shareholders by Bogle & Gates P.L.L.C., Seattle, Washington. Certain legal matters relating to this offering will be passed upon for the Underwriters by Perkins Coie, Seattle, Washington.

                                    EXPERTS

    The financial statements and schedule of the Company at September 30, 1995 and September 24, 1994, and for each of the fiscal years ended September 30, 1995, September 24, 1994 and September 25, 1993 appearing in this Prospectus and the Registration Statement, and incorporated herein by reference in Seattle FilmWorks, Inc.'s Annual Report on Form 10-K/A for the fiscal year ended
September 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and incorporated herein by reference, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected and copied at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference into the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, as amended by the Company's Form 10-K/A filed on May 31, 1996; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended December 30, 1995 and March 30, 1996, the latter as amended by the Company's Form 10-Q/A filed with the Commission on May 31, 1996; (3) the Company's Proxy Statement for its Annual Meeting of Shareholders held on February 13, 1996 and (4) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on January 27, 1987, as amended by the Company's Form 8-A/A filed with the Commission on May 31, 1996. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all information that has been or may be incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Seattle FilmWorks, Inc., 1260 16th Avenue West, Seattle, Washington 98119, Attn: Corporate Secretary, phone number: (206) 281-1390.

                            SEATTLE FILMWORKS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                             -----------
Report of Ernst & Young LLP, Independent Auditors..........................................................      F-2
Balance Sheets.............................................................................................      F-3
Statements of Income.......................................................................................      F-4
Statements of Shareholders' Equity.........................................................................      F-5
Statements of Cash Flows...................................................................................      F-6
Notes to Financial Statements..............................................................................      F-7

                          REPORT OF ERNST & YOUNG LLP
                              INDEPENDENT AUDITORS

Shareholders and Board of Directors
 SEATTLE FILMWORKS, INC.

    We have audited the accompanying balance sheets of SEATTLE FILMWORKS, INC. as of September 30, 1995 and September 24, 1994, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEATTLE FILMWORKS, INC. at September 30, 1995 and September 24, 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Seattle, Washington
November 8, 1995, except for Note G, as to which the date is March 15, 1996

                            SEATTLE FILMWORKS, INC.
                                 BALANCE SHEETS
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                     ASSETS

                                          SEPTEMBER 24,   SEPTEMBER 30,    MARCH 30,
                                              1994            1995           1996
                                          -------------   -------------   -----------
                                                                          (UNAUDITED)
Current Assets
  Cash and cash equivalents.............     $ 2,711         $ 8,560        $ 6,614
  Securities available for sale.........       1,330           1,345            500
  Accounts receivable, net of allowance
   for doubtful accounts of $461, $546
   and $522 in 1994, 1995 and
   1996, respectively...................       1,369           1,242          1,286
  Inventories...........................       3,659           4,626          6,992
  Capitalized promotional
   expenditures.........................         388             158             43
  Prepaid expenses and other............         191             164            546
  Deferred income taxes.................         316             398            353
                                          -------------   -------------   -----------
    Total Current Assets................       9,964          16,493         16,334
Furniture, Fixtures, and Equipment, at
 cost, less accumulated depreciation
 (Note C)...............................       2,986           3,200          4,329
Capitalized Customer Acquisition
 Expenditures...........................       4,458           7,356          9,645
Deposits and Other Assets...............          95              68            245
Noncompete Agreements (Note B)..........       1,332           1,127            939
                                          -------------   -------------   -----------
    Total Assets........................     $18,835         $28,244        $31,492
                                          -------------   -------------   -----------
                                          -------------   -------------   -----------

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable......................     $ 2,958         $ 4,782        $ 6,470
  Accrued expenses......................       1,991           2,364          2,257
  Income taxes payable..................       1,141             856             --
                                          -------------   -------------   -----------
    Total Current Liabilities...........       6,090           8,002          8,727
  Deferred Income Taxes.................       1,398           2,310          3,126
                                          -------------   -------------   -----------
    Total Liabilities...................       7,488          10,312         11,853
                                          -------------   -------------   -----------
Shareholders' Equity (Note G)
  Preferred stock, $.01 par value,
   authorized 2,000,000 shares, none
   issued...............................          --              --             --
  Common stock, $.01 par value,
   authorized 67,500,000 shares, issued
   and outstanding 10,510,559,
   10,715,571 and 10,806,988 shares in
   1994, 1995 and 1996, respectively....         105             107            108
  Additional paid-in capital............          54             955          1,207
  Retained earnings.....................      11,188          16,870         18,324
                                          -------------   -------------   -----------
    Total Shareholders' Equity..........      11,347          17,932         19,639
                                          -------------   -------------   -----------
    Total Liabilities and Shareholders'
     Equity.............................     $18,835         $28,244        $31,492
                                          -------------   -------------   -----------
                                          -------------   -------------   -----------

                       See Notes to Financial Statements.

                            SEATTLE FILMWORKS, INC.
                              STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                        FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                          ---------------------------------------------   ----------------------
                                          SEPTEMBER 25,   SEPTEMBER 24,   SEPTEMBER 30,   MARCH 25,   MARCH 30,
                                              1993            1994            1995           1995        1996
                                          -------------   -------------   -------------   ----------  ----------
                                                                                          (UNAUDITED) (UNAUDITED)
Net Revenues............................   $   42,728      $   49,753      $   62,185     $   24,563  $   34,510
Cost of Goods and Services..............       25,459          30,846          38,128         15,821      20,907
                                          -------------   -------------   -------------   ----------  ----------
    Gross Profit........................       17,269          18,907          24,057          8,742      13,603
Operating Expenses:
  Customer acquisition costs............        7,115           6,516           8,579          4,056       5,774
  Other selling expenses................        2,868           3,458           4,035          1,815       3,462
  Research and development..............          285             459             458            211         521
  General and administrative............        2,016           2,276           2,657          1,281       1,780
                                          -------------   -------------   -------------   ----------  ----------
    Total Operating Expenses............       12,284          12,709          15,729          7,363      11,537
                                          -------------   -------------   -------------   ----------  ----------
Income from Operations..................        4,985           6,198           8,328          1,379       2,066
Other Income (Expense):
  Interest expense......................          (10)            (25)             (4)            (2)         (1)
  Interest income.......................          201             222             276            117         254
  Nonoperating income (expense), net....           99             (10)            (20)             3         (93)
                                          -------------   -------------   -------------   ----------  ----------
    Total Other Income..................          290             187             252            118         160
                                          -------------   -------------   -------------   ----------  ----------
Income Before Income Taxes..............        5,275           6,385           8,580          1,497       2,226
Provision for Income Taxes (Note F).....        1,705           1,947           2,898            503         772
                                          -------------   -------------   -------------   ----------  ----------
Net Income..............................   $    3,570      $    4,438      $    5,682     $      994  $    1,454
                                          -------------   -------------   -------------   ----------  ----------
                                          -------------   -------------   -------------   ----------  ----------
Net Income Per Share....................   $     0.29      $     0.36      $     0.48     $     0.09  $     0.12
                                          -------------   -------------   -------------   ----------  ----------
                                          -------------   -------------   -------------   ----------  ----------
Fully Diluted Weighted Average Shares
 Outstanding............................     12,358,157      12,394,677      11,731,761   11,555,702  11,844,024
                                          -------------   -------------   -------------   ----------  ----------
                                          -------------   -------------   -------------   ----------  ----------

                       See Notes to Financial Statements.

                            SEATTLE FILMWORKS, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 COMMON STOCK
                                                           ------------------------
                                                              SHARES         PAR      PAID-IN   RETAINED
                                                            OUTSTANDING     VALUE     CAPITAL   EARNINGS     TOTAL
                                                           -------------  ---------  ---------  ---------  ---------
Balance as of September 26, 1992.........................     11,136,042  $     111  $     154  $   9,288  $   9,553
  Stock options exercised................................        517,334          5          9         --         14
  Income tax benefit of stock options....................             --         --        571         --        571
  Purchase and retirement of Common Stock................       (101,781)        --       (164)      (168)      (332)
  Net income.............................................             --         --         --      3,570      3,570
                                                           -------------  ---------  ---------  ---------  ---------
Balance as of September 25, 1993.........................     11,551,595        116        570     12,690     13,376
  Stock options exercised................................         57,378          1         32         --         33
  Income tax benefit of stock options....................             --         --         50         --         50
  Employee stock purchase plan...........................         26,586         --         93         --         93
  Purchase and retirement of Common Stock................     (1,125,000)       (12)      (691)    (5,940)    (6,643)
  Net income.............................................             --         --         --      4,438      4,438
                                                           -------------  ---------  ---------  ---------  ---------
Balance as of September 24, 1994.........................     10,510,559        105         54     11,188     11,347
  Stock options exercised................................        115,950          1        274         --        275
  Income tax benefit of stock options....................             --         --        333         --        333
  Employee stock purchase plan...........................         94,612          1        348         --        349
  Purchase and retirement of Common Stock................         (5,550)        --        (54)        --        (54)
  Net income.............................................             --         --         --      5,682      5,682
                                                           -------------  ---------  ---------  ---------  ---------
Balance as of September 30, 1995.........................     10,715,571        107        955     16,870     17,932
  Stock options exercised (unaudited)....................         89,783          1        300         --        301
  Employee stock purchase plan (unaudited)...............         13,445         --        162         --        162
  Purchase and retirement of Common Stock (unaudited)....        (11,811)        --       (210)        --       (210)
  Net income (unaudited).................................             --         --         --      1,454      1,454
                                                           -------------  ---------  ---------  ---------  ---------
Balance as of March 30, 1996 (unaudited).................     10,806,988  $     108  $   1,207  $  18,324  $  19,639
                                                           -------------  ---------  ---------  ---------  ---------
                                                           -------------  ---------  ---------  ---------  ---------

                       See Notes to Financial Statements.

                            SEATTLE FILMWORKS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        FISCAL YEAR ENDED                     SIX MONTHS ENDED
                                          ---------------------------------------------   -------------------------
                                          SEPTEMBER 25,   SEPTEMBER 24,   SEPTEMBER 30,    MARCH 25,     MARCH 30,
                                              1993            1994            1995           1995          1996
                                          -------------   -------------   -------------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
Operating Activities:
  Net income............................     $ 3,570         $ 4,438         $ 5,682        $   994       $ 1,454
  Charges to income not affecting cash:
    Depreciation and amortization.......         887           1,320           1,608            791         1,111
    Amortization of capitalized customer
     acquisition expenditures...........       3,542           4,684           6,289          2,579         5,124
    Deferred income taxes...............         (20)            (89)            830            101           861
    Loss (gain) on disposal of
     equipment..........................          16               5              24             (5)           88
  Net change in receivables,
   inventories, payables, and other.....         209            (672)          1,432         (2,066)       (2,066)
  Capitalized promotional expenditures,
   net..................................         150             (46)            230            253           115
  Additions to capitalized customer
   acquisition expenditures.............      (4,025)         (5,310)         (9,187)        (3,066)       (7,413)
                                          -------------   -------------   -------------   -----------   -----------
        Net Cash Provided by (Used in)
         Operating Activities...........       4,329           4,330           6,908           (419)         (726)
                                          -------------   -------------   -------------   -----------   -----------
Investing Activities:
  Purchases of furniture, fixtures, and
   equipment............................      (1,091)         (1,414)         (1,633)          (521)       (2,320)
  Purchases of securities available for
   sale.................................      (4,450)         (3,060)         (1,356)           (11)       (2,350)
  Sales of securities available for
   sale.................................         900           5,280           1,341          1,190         3,195
  Proceeds from sale of equipment.......          --              22              19             17             2
  Purchase of assets from Private Label
   Film, Inc............................          --          (1,637)             --             --            --
                                          -------------   -------------   -------------   -----------   -----------
        Net Cash Provided by (Used in)
         Investing Activities...........      (4,641)           (809)         (1,629)           675        (1,473)
                                          -------------   -------------   -------------   -----------   -----------
Financing Activities:
  Proceeds from issuance of Common
   Stock................................          12             126             624            181           253
  Payment on purchase of Common Stock...        (330)         (6,643)            (54)            --            --
                                          -------------   -------------   -------------   -----------   -----------
        Net Cash Provided by (Used in)
         Financing Activities...........        (318)         (6,517)            570            181           253
                                          -------------   -------------   -------------   -----------   -----------
Increase (Decrease) in Cash and Cash
 Equivalents............................        (630)         (2,996)          5,849            437        (1,946)
Cash and Cash Equivalents at Beginning
 of Year................................       6,337           5,707           2,711          2,711         8,560
                                          -------------   -------------   -------------   -----------   -----------
Cash and Cash Equivalents at End of
 Year...................................     $ 5,707         $ 2,711         $ 8,560        $ 3,148       $ 6,614
                                          -------------   -------------   -------------   -----------   -----------
                                          -------------   -------------   -------------   -----------   -----------

                       See Notes to Financial Statements.

                            SEATTLE FILMWORKS, INC.
                         NOTES TO FINANCIAL STATEMENTS
 (NOTE I AND ALL INFORMATION FOR THE SIX MONTHS ENDED MARCH 25, 1995 AND MARCH
                            30, 1996 ARE UNAUDITED)

NOTE A -- OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    SEATTLE FILMWORKS, INC. (the "Company") is a leading direct-to-consumer marketer and provider of high-quality amateur photofinishing services and products. The Company offers an array of complementary services and products primarily on a mail-order basis under the brand name Seattle FilmWorks-Registered Trademark-. To a lesser extent, the Company provides services, products and photofinishing supplies on a wholesale basis to a variety of commercial customers.

    CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash on hand and highly liquid short-term investments with a maturity of less than three months from date of purchase.

    SECURITIES AVAILABLE FOR SALE: Securities available for sale consist primarily of bankers' acceptances, commercial paper, and government securities issued by financial institutions with high credit ratings. Company policy limits the amount of credit exposure with any one financial institution. The fiscal 1994 and 1995 balances of $1,330,000 and $1,345,000, respectively, consisted primarily of bankers' acceptances and government securities. The March 30, 1996 balance of $500,000 consisted of commercial paper with a maturity date of June 10, 1996. Securities available for sale are carried at amortized cost, which approximates market.

    ACCOUNTS RECEIVABLE: Accounts receivable primarily include amounts due from mail-order customers from the sale of related photographic products and amounts due from wholesale customers from the sale of film and single-use cameras. An allowance for doubtful accounts is established for an estimate of bad debts.

    INVENTORIES: Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist primarily of film and photofinishing supplies.

    CAPITALIZED PROMOTIONAL EXPENDITURES: The Company's promotional programs run for periods of one to six months. Promotional expenditures primarily consist of advertising and media costs related to generating consumer interest in the Company's photofinishing services. The Company capitalizes these costs as promotional and advertising expenditures and expenses them the first time the promotion is run. Advertising expense was $1,652,000, $1,944,000, and $1,882,000 in fiscal 1993, 1994, and 1995 respectively.

    DEPRECIATION AND AMORTIZATION: Furniture, fixtures, and equipment is depreciated using the straight-line and accelerated methods based on estimated useful asset lives ranging from three to seven years. Expenditures for major remodeling and improvements are capitalized as leasehold improvements. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the asset.

    Noncompete agreements are amortized as other selling expenses on a straight-line basis. During fiscal 1996, the Company recorded an additional $43,000 of amortization related to a change in estimated life of the benefit of the noncompete agreement from ten years to five years. See Note B.

    CAPITALIZED CUSTOMER ACQUISITION EXPENDITURES: The Company's principal technique for acquiring new customers is its Introductory Offer of two rolls of 35mm film for $2.00 or less. Customer acquisition costs are comprised of the costs of generating a lead and the amortization of direct costs associated with the Company's promotional offers sent to prospective and existing customers. The costs of generating a lead, which are expensed when the promotion is run, include all direct-response media, advertising and other costs associated with developing target customer lists. The direct costs of customer acquisition include film, postage and printed material costs associated with mailings to prospective and existing customers.

                            SEATTLE FILMWORKS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (NOTE I AND ALL INFORMATION FOR THE SIX MONTHS ENDED MARCH 25, 1995 AND MARCH
                            30, 1996 ARE UNAUDITED)

NOTE A -- OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The direct costs of customer acquisition are capitalized as an asset on the Company's balance sheet under "capitalized customer acquisition expenditures." Capitalized customer acquisition expenditures relating to prospective customers are amortized over three years, and capitalized customer acquisition expenditures relating to certain marketing activities to groups of existing customers are amortized over six months. These amortization rates are based on the estimates of timing of future roll processing volumes per customer. Based on the historical pattern of roll processing volumes and the estimate of orders to be processed in the future, estimated amortization of capitalized customer acquisition expenditures as of March 30, 1996 will be $3,775,321, $3,980,720, $1,707,839 and $181,371 in fiscal 1996, fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

    Effective as of the beginning of the second quarter of fiscal 1996, the Company reduced from twelve months to six months the amortization period for certain marketing activities to specific groups of existing customers. This change in accounting estimate was made to more accurately match revenues and expenses, and resulted in $414,000 of incremental amortization of deferred customer acquisition costs.

    INCOME TAXES: The provision for federal income taxes is computed based on pretax income reported in the financial statements. Research and development tax credits are recorded as a reduction of the provision for federal income taxes in the year realized. The provision for income taxes differs from income taxes currently payable because certain items of income and expense are recognized in different periods for financial reporting purposes than they are for federal income tax purposes. Deferred income taxes have been recorded in recognition of these temporary differences.

    The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the first quarter of fiscal 1994. The adoption of this new Standard did not have a significant impact on operating results.

    EARNINGS PER SHARE: Earnings per share is based on the weighted average number of shares and dilutive common stock equivalents outstanding during the fiscal year. Common stock equivalents consist of stock options.

    STOCK COMPENSATION: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Generally stock compensation, if any, is measured as the difference between the exercise price of a stock option and the fair market value of the Company's stock at the date of the grant, which is then amortized over the related service period.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    RECLASSIFICATIONS: Certain prior-year amounts have been reclassified to conform with the 1995 financial statements, primarily related to the reclassification of all capitalized customer acquisition expenditures and deferred tax liabilities to long term.

    INTERIM FINANCIAL STATEMENTS: The interim financial statements for the six months ended March 25, 1995 and March 30, 1996 and as of March 30, 1996 are unaudited. Certain information and footnote disclosures normally included in financial statements presented in accordance with

                            SEATTLE FILMWORKS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (NOTE I AND ALL INFORMATION FOR THE SIX MONTHS ENDED MARCH 25, 1995 AND MARCH
                            30, 1996 ARE UNAUDITED)

NOTE A -- OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) generally accepted accounting principles have been condensed or omitted. The
March 25, 1995 and March 30, 1996 financial statements should be read in conjunction with the audited financial statements and notes thereto.

    In  the  opinion  of  the  Company's  management,  the  unaudited  financial statements reflect all adjustments (which include only normal recurring adjustments, and changes as discussed in this Note A) necessary to present fairly the financial position, results of operations and cash flows for the interim periods. Interim results for the six months ended March 30, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending September 28, 1996.

NOTE B -- ACQUISITION OF PRIVATE LABEL FILM BUSINESS
    On December 30, 1993, the Company acquired certain assets of Private Label Film, Inc. for approximately $1,637,000. The assets relate to the manufacture and sale of private label film and related products to retailers and commercial users. This acquisition has been accounted for using the purchase method. The purchase price was recorded as follows: equipment $100,000; and other assets of $1,536,830 related to noncompete agreements, which includes capitalized legal and accounting expenses. See Note A "Depreciation and Amortization."

NOTE C -- FURNITURE, FIXTURES, AND EQUIPMENT
    Furniture, fixtures, and equipment consist of the following:

                                                              SEPTEMBER 24,  SEPTEMBER 30,   MARCH 30,
                                                                  1994           1995          1996
                                                              -------------  -------------  -----------
                                                                           (IN THOUSANDS)   (UNAUDITED)
Furniture, fixtures, and equipment..........................   $     9,168    $     9,673    $  11,226
Leasehold improvements......................................         1,610          1,610        2,012
                                                              -------------  -------------  -----------
                                                                    10,778         11,283       13,238
Less accumulated depreciation and amortization..............        (7,792)        (8,083)      (8,909)
                                                              -------------  -------------  -----------
                                                               $     2,986    $     3,200    $   4,329
                                                              -------------  -------------  -----------
                                                              -------------  -------------  -----------

NOTE D -- CREDIT AGREEMENTS AND ACCRUED EXPENSES
    At March 30, 1996, the Company has a $6,000,000 available line of credit, with interest at the lending bank's prime rate. There were no borrowings outstanding at the end of fiscal 1994 and 1995 or for the six months ended March 30, 1996 under the line of credit. The Company is restricted under the covenants of a bank loan agreement from declaring any dividends on shares of its capital stock in excess of $4,000,000 in any fiscal year, noncumulative from year to year, without the bank's prior consent.

    Accrued expenses at the end of fiscal 1994 and fiscal 1995, and as of March 30, 1996, include accrued compensation of $1,197,000, $1,537,000 and $1,234,000, respectively.

NOTE E -- PROPERTY AND LEASES
    The Company's primary lease relates to its main operating facility. This lease expires in September 2000. The Company also has a lease agreement for additional warehouse and limited production space. This lease expires in January 1999 with an option to extend the lease for two one-year periods. At September 30, 1995, future minimum payments under noncancelable operating leases for fiscal

                            SEATTLE FILMWORKS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (NOTE I AND ALL INFORMATION FOR THE SIX MONTHS ENDED MARCH 25, 1995 AND MARCH
                            30, 1996 ARE UNAUDITED)

NOTE E -- PROPERTY AND LEASES (CONTINUED)
 1996 through 2000  are $443,000,  $460,000, $460,000,  $314,000, and  $242,000,
 respectively. Rental expense relating to operating leases for fiscal 1993, 1994, and 1995 was $314,000, $335,000, and $353,000, respectively.

NOTE F -- INCOME TAXES
    The provision for income taxes is as follows:

                                                                             1993       1994       1995
                                                                           ---------  ---------  ---------
                                                                                   (IN THOUSANDS)
Provision (benefit) for income taxes
  Current................................................................  $   1,725  $   2,036  $   2,068
  Deferred...............................................................        (20)       (89)       830
                                                                           ---------  ---------  ---------
                                                                           $   1,705  $   1,947  $   2,898
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

    A reconciliation of the federal statutory tax rates to the effective tax rates is as follows:

                                                         1993    1994    1995
                                                         -----   -----   -----
    Statutory tax rate.................................  34.0%   34.0%   34.0%
    Research and development tax credits...............   (.9)    (.5)    (.4)
    Other, net.........................................   (.8)   (3.0)     .2
                                                         -----   -----   -----
                                                         32.3%   30.5%   33.8%
                                                         -----   -----   -----
                                                         -----   -----   -----

    The estimated effective tax rate for fiscal 1996 is 34.7%, a slight increase over the 33.8% effective tax rate for fiscal 1995 primarily due to an increase in the marginal federal tax rate applicable to expected taxable income levels.

    Principal items comprising the cumulative deferred income taxes are as follows:

                                                                                       1994       1995
                                                                                     ---------  ---------
                                                                                        (IN THOUSANDS)
Deferred tax liabilities:
  Capitalized customer acquisition expenditures....................................  $   1,517  $   2,501
  Other............................................................................        196        175
                                                                                     ---------  ---------
Total deferred tax liabilities.....................................................      1,713      2,676

Deferred tax assets:
  Accrued expenses.................................................................        512        573
  Depreciation and amortization....................................................        119        191
                                                                                     ---------  ---------
Total deferred tax assets..........................................................        631        764
                                                                                     ---------  ---------
Net deferred tax liability.........................................................  $   1,082  $   1,912
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    Taxes  paid  in  1993,  1994,  and  1995  were  $1,070,000,  $1,520,000, and
$2,020,000, respectively.

NOTE G -- SHAREHOLDERS' EQUITY

    STOCK OPTIONS

    Pursuant to the Company's stock option plans adopted in 1982 and 1987, options may be granted to purchase up to 4,603,125 shares of Common Stock at prices equal to the fair market value of the shares at the time the options are granted. Options generally vest over four years and become

                            SEATTLE FILMWORKS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (NOTE I AND ALL INFORMATION FOR THE SIX MONTHS ENDED MARCH 25, 1995 AND MARCH
                            30, 1996 ARE UNAUDITED)

NOTE G -- SHAREHOLDERS' EQUITY (CONTINUED)
exercisable commencing one year after the date of grant and expiring five years after the date of grant. Shares of Common Stock reserved for issuance under these stock option plans totaled 1,700,910 at March 30, 1996, of which 379,762 were available for options to be granted in the future.

    The following schedule summarizes stock option activity for fiscal 1993, 1994, and 1995 and the six months ended March 30, 1996.

                                                                                                   OPTION PRICE
                                                                             NUMBER OF SHARES       PER SHARE
                                                                             -----------------  ------------------
Outstanding at September 26, 1992 (1,012,761 shares exercisable)...........        1,403,080       $  .05 - $ 2.63
  Granted during fiscal 1993...............................................          422,100       $ 3.11 - $ 3.78
  Canceled during fiscal 1993..............................................           (3,375)      $  .81 - $ 2.48
  Exercised during fiscal 1993.............................................         (571,318)      $  .05 - $ 1.00
                                                                             -----------------

Outstanding at September 25, 1993 (861,971 shares exercisable).............        1,250,487       $  .12 - $ 3.78
  Granted during fiscal 1994...............................................          108,900       $ 4.00 - $ 8.11
  Canceled during fiscal 1994..............................................          (18,675)      $ 1.30 - $ 4.67
  Exercised during fiscal 1994.............................................          (57,376)      $  .12 - $ 3.11
                                                                             -----------------

Outstanding at September 24, 1994 (959,729 shares exercisable).............        1,283,336       $  .26 - $ 8.11
  Granted during fiscal 1995...............................................          152,325       $ 7.17 - $14.17
  Canceled during fiscal 1995..............................................          (21,095)      $ 3.11 - $ 7.44
  Exercised during fiscal 1995.............................................         (115,950)      $  .26 - $ 6.56
                                                                             -----------------

Outstanding at September 30, 1995 (1,004,825 shares exercisable)...........        1,298,616       $  .28 - $14.17
  Granted during fiscal 1996 (unaudited)...................................          125,850       $12.83 - $18.13
  Canceled during fiscal 1996 (unaudited)..................................          (13,535)      $ 3.11 - $14.17
  Exercised during fiscal 1996 (unaudited).................................          (89,783)      $  .28 - $ 9.11
                                                                             -----------------
Outstanding at March 30, 1996 (unaudited) (1,020,521 shares exercisable)...        1,321,148       $  .31 - $18.13
                                                                             -----------------
                                                                             -----------------

    EMPLOYEE STOCK PURCHASE PLAN

    Effective September 22, 1993, the Company adopted an Employee Stock Purchase Plan under which options may be granted to purchase up to 337,500 shares of Common Stock. Under the Plan, eligible employees may purchase shares of the Company's Common Stock at six-month intervals at 85% of the fair market value on the first or last day of the six-month offering period, whichever is lower. Employees may purchase shares having a value not exceeding 10% of their gross compensation during the purchase period. During the first six months of fiscal 1996, a total of 13,445 shares were issued under the Plan at a price of $12.0417 per share. At March 30, 1996, 202,856 shares were reserved for future issuance.

    STOCK SPLITS

    All share data, per share data and related accounts in the accompanying financial statements and these notes reflect a retroactive adjustment for a three-for-two stock split effective February 26, 1993, a two-for-one stock split effective March 16, 1994, a three-for-two stock split effective March 15, 1995, and a three-for-two stock split effective March 15, 1996.

                            SEATTLE FILMWORKS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
 (NOTE I AND ALL INFORMATION FOR THE SIX MONTHS ENDED MARCH 25, 1995 AND MARCH
                            30, 1996 ARE UNAUDITED)

NOTE G -- SHAREHOLDERS' EQUITY (CONTINUED)
    PURCHASE AND RETIREMENT OF COMMON STOCK

    On July 20, 1994, the Company repurchased 1,125,000 shares, or approximately 10% of its outstanding Common Stock, from Mr. Sam Rubinstein, a Director and the largest shareholder of the Company, in a private transaction for $5.78 per share plus legal and brokerage fees.

NOTE H -- RETIREMENT AND PROFIT-SHARING PLAN
    The Company maintains a 401(k) Plan for substantially all employees. The Company's contributions are based on matching a percentage of the employee's voluntary contributions and discretionary profit-sharing contributions as determined by the Board of Directors. The Company's contributions were $237,000, $285,000, and $366,000 for fiscal 1993, 1994, and 1995, respectively.

NOTE I -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
    The following table sets forth summary financial data for the Company by quarter for fiscal 1994 and 1995 and for the six months ended March 30, 1996 (in thousands, except per share data).

                                                                          QUARTERS
                                                     --------------------------------------------------
                                                        FIRST       SECOND        THIRD       FOURTH
                                                     -----------  -----------  -----------  -----------
                                                     (UNAUDITED)  (UNAUDITED)  (UNAUDITED)  (UNAUDITED)
FISCAL 1994
  Net revenue......................................   $  10,600    $  10,672    $  12,872    $  15,609
  Gross profit.....................................       3,968        3,803        4,776        6,360
  Net income.......................................         543          279        1,176        2,440
  Earnings per share...............................        0.04         0.02         0.09         0.21
FISCAL 1995
  Net revenue......................................   $  12,270    $  12,293    $  15,791    $  21,831
  Gross profit.....................................       4,590        4,152        6,136        9,179
  Net income.......................................         655          339        1,513        3,175
  Earnings per share...............................        0.06         0.03         0.13         0.27
FISCAL 1996
  Net revenue......................................   $  16,689    $  17,821
  Gross profit.....................................       6,292        7,311
  Net income.......................................         951          503
  Earnings per share...............................        0.08         0.04

    The sum of quarterly earnings per share will not necessarily equal the earnings per share reported for the entire year since the weighted average shares outstanding used in the earnings per share computation changes throughout the year. All earnings per share data presented above have been adjusted to reflect stock splits. See Note G.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           5
Use of Proceeds................................          10
Dividend Policy................................          10
Price Range of Common Stock....................          10
Selected Financial Data........................          11
Forward-Looking Information....................          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          13
Business.......................................          19
Management.....................................          29
Principal and Selling Shareholders.............          31
Underwriting...................................          33
Legal Matters..................................          34
Experts........................................          34
Available Information..........................          34
Incorporation of Certain Documents by
 Reference.....................................          35
Index to Financial Statements..................         F-1

                                1,400,000 SHARES

                            [SEATTLE FILMWORKS LOGO]

                                  COMMON STOCK

                                   ---------

                                   PROSPECTUS

                                          , 1996

                                   ---------

                               SMITH BARNEY INC.

                               HAMBRECHT & QUIST

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee. Sam Rubinstein, a Selling Shareholder, will bear the first $175,000 of such expenses and 50% of such expenses over $350,000. The Registrant will bear the remainder of such expenses.

Securities and Exchange Commission Registration Fee......................  $   9,716
NASD Filing Fee..........................................................      3,318
Blue Sky Fees and Expenses (includes fees and expenses of counsel).......      7,500
Accounting Fees and Expenses.............................................    120,000
Legal Fees and Expenses..................................................    110,000
Printing and Delivery Expenses...........................................     75,000
Miscellaneous............................................................     24,466
                                                                           ---------
  Total..................................................................  $ 350,000
                                                                           ---------
                                                                           ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporations Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Bylaws require the Registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

    Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation contain provisions limiting the liability of the Registrant's directors and its shareholders to the fullest extent permitted by Washington law.

    The above discussion of the WBCA and the Registrant's Bylaws and Amended and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the Bylaws and the Amended and Restated Articles of Incorporation, respectively.

    The Registrant maintains directors' and officers' liability insurance on its directors and officers. In addition, the Underwriting Agreement (Exhibit 1.1 hereto) will contain provisions for the indemnification of, among others, controlling persons of the Registrant and the Registrant's directors and officers for certain liabilities.

ITEM 16. EXHIBITS.

  EXHIBIT
  NUMBER                                              DESCRIPTION
- -----------  ----------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.
       5.1   Opinion of Heller, Ehrman, White & McAuliffe, counsel to the Registrant regarding the legality of the Common Stock.
      23.1   Consent of Ernst & Young LLP, Independent Auditors (contained on page II-4).
      23.2   Consent of Heller, Ehrman, White & McAuliffe (contained in Exhibit 5.1).
      24.1   Power of attorney (contained on page II-3).

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 31st day of May, 1996.

                                          SEATTLE FILMWORKS, INC.

                                          By:     /s/ GARY R. CHRISTOPHERSEN
                                             -----------------------------------
                                                   Gary R. Christophersen
                                                President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Gary R. Christophersen and Case H. Kuehn and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on 31st day of May, 1996.

                      NAME                                                     TITLE
- ------------------------------------------------  ---------------------------------------------------------------

           /s/ GARY R. CHRISTOPHERSEN
     --------------------------------------       President, Chief Executive Officer and Director (Principal
             Gary R. Christophersen                Executive Officer)

               /s/ CASE H. KUEHN
     --------------------------------------       Vice President--Finance, Chief Financial Officer and Treasurer
                 Case H. Kuehn                     (Principal Financial and Accounting Officer)

               /s/ SAM RUBINSTEIN
     --------------------------------------       Director
                 Sam Rubinstein

            /s/ DOUGLAS A. SWERLAND
     --------------------------------------       Director
              Douglas A. Swerland

               /s/ CRAIG E. TALL
     --------------------------------------       Director
                 Craig E. Tall

             /s/ PETER H. VAN OPPEN
     --------------------------------------       Director
               Peter H. van Oppen

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

    We consent to the reference to our firm under the caption "Experts" and to the use of our report dated November 8, 1995, in the Registration Statement (Form S-3) and related Prospectus of Seattle FilmWorks, Inc. for the registration of 1,610,000 shares of its common stock.

    We also consent to the incorporation by reference therein of our report dated November 8, 1995 with respect to the financial statement schedule of Seattle FilmWorks, Inc. for the fiscal years ended September 30, 1995, September 24, 1994, and September 25, 1993, which is included in the Annual Report (Form 10-K/A) for the fiscal year ended September 30, 1995 filed with the Securities and Exchange Commission.

                                                               ERNST & YOUNG LLP

Seattle, Washington
May 31, 1996

                                 EXHIBIT INDEX

      1.1  Form of Underwriting Agreement.

      5.1  Opinion of Heller, Ehrman, White & McAuliffe, counsel to the Registrant, regarding the legality of the Common Stock.

     23.1  Consent of Ernst & Young LLP, Independent Auditors (contained on page II-4).

     23.2  Consent of Heller, Ehrman, White & McAuliffe (contained in Exhibit 5.1).

     24.1  Power of attorney (contained on page II-3).